UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                        File Number 0-49726
                 Amendment Number 3 to Form 10-SB

   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS Under Section 12(b) or (g) of the Securities Exchange Act of 1934


              YELLOWSTONE CORPORATE SERVICES, INC.
            ----------------------------------------
         (Name of Small Business Issuer in its charter)


            Nevada                           88-0491287
        --------------                     --------------
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


       21/F Centre Point, 181-183
    Gloucester Road, Wan Chai Hong Kong
  ---------------------------------------
 (Address of principal executive offices)

          Issuer's telephone number:     (852)  3106-8191
                                       ---------------------

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered

------------------------------     ------------------------------

------------------------------     ------------------------------

------------------------------     ------------------------------

Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share




PAGE-1-




                         TABLE OF CONTENTS


Part I                                                                3

 Item 1.  Description of Business                                     3
 Item 2.  Management's Plan of Operation and Analysis of Results
       of Operations and Financial Condition                         20
 Item 3.  Description of Property                                    31
 Item 4.  Security Ownership of Certain Beneficial Owners and
       Management                                                    32
 Item 5.  Directors and Executive Officers, Promoters and Control
       Persons                                                       34
 Item 6.  Executive Compensation                                     36
 Item 7.  Certain Relationships and Related Transactions             37
 Item 8.  Description of Securities                                  40

Part II                                                              42

 Item 1.  Market for Common Equity and Related Stockholder Matters   42
 Item 2.  Legal Proceedings                                          42
 Item 3.  Changes in and Disagreements with Accountants              42
 Item 4.  Recent Sale of Unregistered Securities                     42
 Item 5.  Indemnification of Directors and Officers                  45

Part F/S                                                             47

Part III                                                             75

 Item 1.  Index to Exhibits                                          75

SIGNATURES                                                           76












PAGE-2-




                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to attract, integrate and maintain internal management, technical information and management information systems;

  2.   Our ability to generate customer demand for our services;

  3.   The intensity of competition; and

  4.   General economic conditions.

  All written forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

  The safe harbors of forward-looking statements provided by the Securities Litigation Reform Act of 1995 are unavailable to issuers not subject to the reporting requirements set forth under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. As the Company has not registered its securities pursuant to
Section 12 of the Exchange Act, such safe harbors set forth under the Reform Act are unavailable to the Company.

                              Part I

Item 1.  Description of Business

A.  Business Development

  We were incorporated in the State of Nevada on March 14, 2001, under the name Yellowstone Corporate Services, Inc. Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step to have our stock listed on the OTCBBr in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

  We have generated $ 31,379 in revenues and have accumulated losses in the amount of $ 36,271 for the period from our date of incorporation to June 30, 2002. We have never been party to any bankruptcy, receivership or similar proceeding, nor have we undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.




PAGE-3-




  From inception to August of 2001, our efforts had been devoted primarily to startup and development activities, which include the following:

1.   Formation of the Company and obtaining start-up capital;
2.   Developing our services;
3.   Establishing alliances in the marketplace; and
4.   Identifying office space in Hong Kong, China and the United States.

  In September of 2001, we and Jupiter Capital Korea Co. Ltd. collectively entered into a contract as Joint Project Managers with Wink Co. Ltd. ("Wink Korea") to assist it attain listing on the OTCBBr in the United States of America through a corporate restructuring and the creation/acquisition of an appropriate legal entity Wink Korea was established in March of 1999 under the laws of the Republic of Korea. Wink Korea specializes in the development of wireless Internet application solutions. Wink Korea was approved
as   "New   Technology  Certified  Company"  by  the   Computer   &
Communication Promotion Association of the Ministry of Information & Communication of Korea in November of 1999, and "Top Venture Company" by the Small & Medium Business Association of Korea in May of 2000. Wink Korea has developed four wireless Internet solutions:
(i) M-Tour System, (ii) Insurance System, (iii) National Police Inquiry System, and (iv) Logistic System. In October of 2001, we arranged the incorporation of Wink (USA), Inc. under the laws of the State of Nevada through Qu Corp to create a legal entity for listing purposes. In February of 2002, a Conditional Share Exchange Agreement was entered into between Wink (USA), Inc. and Mr. Mean-Churl Lee, the major shareholder and Presdient/CEO of both Wink Korea and Wink (USA), Inc. Under this agreement, Mr. Mean-Churl Lee agreed to exchange his equity holding of 1,375,000 shares of Wink Korea ordinary shares for 100,000 shares of the common stock of Wink (USA), Inc. As a condition precedent to the completion of the contemplated share exchange transaction, Wink (USA), Inc. had to receive the audited financial statements of Wink Korea prepared in accordance with the US Generally Accepted Accounting Principles before June 30, 2002. Also in February of 2002, Wink Korea assigned all its rights and obligations under this contract to Mr. Mean-Churl Lee. It was contemplated that upon completion of the contemplated share exchange transaction, Wink (USA), Inc. would become a majority stockholder of Wink Korea, and it would then proceed to undertake the necessary procedures to have its common stock quoted on the OTC Bulletin Board. In August of 2002, Mr. Mean-Churl Lee advised us that the preparation of the audited financial statements of Wink Korea prepared in accordance with the US Generally Accepted Accounting Principles were not completed by June 30, 2002, and therefore the contemplated share exchange transaction was abandoned. Mr. Mean-Churl Lee also advised us that he is undertaking actions to (i) cause Wink Korea to subscribe the common stock of Wink (USA), Inc. in cash to become a majority stockholder, and (ii) casue Wink Korea grant distribution right in the territory of the US on its wireless Internet solutions to Wink (USA), Inc. We are currently assisting Wink (USA), Inc., Wink Korea and Mr. Mean-Churl Lee to structure these two transactions as part of our services to assist Wink (USA), Inc. attain listing on the OTC Bulletin Board. Our exercise to help Wink (USA), Inc. attain a listing status is hereafter referred to as the "Korean Project". Wink (USA), Inc., Wink Korea and Mr. Mean-Churl Lee are hereafter collectively referred to as client when the Korean Project is being discussed.

  The aggregate value of the project management fee under the contract for the Korean Project is for cash in the amount of
$150,000 and the right to purchase 795,406 shares of restricted common stock of the company to be listed at $0.001 per share. As part of the terms of the contract, the client agreed to arrange for the filing of a registration statement with the SEC to register 515,406 shares of the restricted common stock so that these shares can be distributed to our registered stockholders as freely-tradable stock. If the distribution from us to our shareholders is not registered with the SEC, our shareholders will receive shares subject to provisions that will limit the timing sales of their shares. We have not purchased any shares of Wink as of the date of this registration statement. For the project management fee received, we and Jupiter Korea collectively have to bear the costs of forming a new company for listing purposes and for the preparation of documents related to the listing exercise. For the Korean Project, we and Jupiter Korea collectively agreed to provide the following services to the client:




PAGE-4-




1.   Prepare a business plan or amend an existing one;
2. Introduce the client to advisors and professionals, such as certified public accountants, lawyers and broker/dealers, as necessary to assist in the listing exercise; and
3.   Coordinate the flow of information between all involved parties.

  Additionally, we entered into a cooperation agreement with Jupiter Korea in September of 2001. Jupiter Korea agreed to provide us with support services to assist us in the completion of the Korean Project, consisting of the preparation of a business plan and client relationship maintenance. We and Jupiter Korea are two independent consulting firms. We only established a working relationship with Jupiter Korea with the Korean Project. As compensation, Jupiter Korea will be entitled to 40% of the cash portion of the project management fee and the right to acquire 200,000 shares of restricted common stock of the company. Under this cooperation agreement, we will bear the costs of forming a new company for listing purposes and for the preparation of documentation related to the listing exercise. We were first introduced to Jupiter Capital by William Lam. As a result of this introduction, we secured our engagement as Joint Project Managers for the Korean Project. Upon successful completion of the Korea Project, we will pay a referral fee in the cash amount of $4,500 to Mr. Lam. In addition, we secured the right for a company owned by Mr. Lam to acquire 30,000 shares of restricted common stock of the Korean company seeking listing. We did not enter into a written agreement with Mr. Lam for this referral fee. Mr. Lam and his wife, Mrs. Lam, beneficially own 700,000 shares of our common stock.

  The Korean Project is currently in progress. We have received an initial retainer of $30,000 of deposit from our client, and have incurred actual costs of $15,263 related to this project. Upon completion, we expect to have realized gross revenues of $90,000 and to have incurred aggregate expenses of approximately $44,000. These costs are expected to be mainly related to referral fees, traveling expenses, coordination charges and sub-contracting charges for new company formation and document preparation.

  In connection with the current Korea Project, we engaged Qu Corp as our sub-contractor to perform certain services in September of 2001. Qu Corp is a Las Vegas based consulting firm providing services in new company formation and development of documents for listing exercises. Qu Corp incorporated our company in the State of Nevada, and drafted a prospectus for our offering made in accordance with Rule 504 of Regulation D of the Securities Act of 1933. As part of compensation for services provided to us, Qu Corp received 2,052,632 shares of our common stock in March of 2001. In May of 2002, Qu Corp distributed these shares to various individuals and corporate entities including 317,632 shares to Tia Owen, who is the President and sole owner of Qu Corp. We and Qu Corp are two independent consulting firms, and we do not have any verbal or written agreements with Qu Corp to engage its services for any of our future assignments.

  For the compensation as specified below, Qu Corp provided the following services to us for the Korean Project:

1. Formation of a new Nevada Corporation and formation of a "Minute Book" for a compensation of 5% of the issued and outstanding shares of this newly incorporated company;
2. Development of a prospectus and registration by qualification of an offering in the State of Nevada, as well as the preparation and filing of all documents required under Rule 504 of Regulation D of the Securities Act, and the coordination of other related documents for a cash compensation of $20,000; and
3. Development of a registration statement on Form 10-SB for filing with the SEC under Section 12(g) of the Securities Exchange Act of 1934 for a cash compensation of $25,000.




PAGE-5-




  For the Korean Project, we also sub-contracted the legal firm, Harold P. Gewerter, Esq., Ltd., in February of 2002 to prepare a registration statement under the Securities Act for filing with the SEC for a cash compensation of $5,000 plus 50,000 shares of common stock of the company to be listed. Qu Corp agreed to bear both the cash compensation and stock compensation payable to the legal firm because our sub-contracting fee payable to Qu Corp includes preparation of a registration statement. Harold P. Gewerter, Esq., Ltd. is also helping us to develop and file this registration statement at the expense of Qu Corp. Qu Corp is Yellowstone's consultant in its exercise to become listed on the OTCBB.

  In May of 2002, we reached a decision to terminate the services of Qu Corp and Harold P. Gewerter, Esq., Ltd. for the Korean Project. Agreement was reached in May of 2002 with Qu Corp that they should only be compensated at a cash payment of $10,000 for the work already completed which included formation of a new Nevada Corporation and drafting of documents required under Rule 504 of Regulation D of the Securities Act. We also reached agreement in June of 2002 with Harold P. Gewerter, Esq., Ltd. that its engagement with us for the Korean Project could be terminated with no charges to us. The legal firm, David Wagner & Associates, P.C., has been appointed by us to develop a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended ("Securities Act"), to register a sale of 515,406 shares of common stock to us by the company to be listed for the Korean Project, and to register our stockholders as recipients in our distribution of these shares as well as Selling Securities Holders. These 515,406 shares of common stock have to be registered under the Securities Act before they can be offered and sold by our stockholders. This registration statement is currently under preparation. In addition, we appointed Frank Sherman in July of 2002 as a sub-contractor at a cash charge of $4,500 to be our information coordinator in the US and to introduce US registered broker/dealers to us for the Korean Project. Mr. Sherman is our stockholder and the President of Yellowstone Incorporating Services, Inc., with which we have a Sub-Contracting and Name-Use Right Agreement. Mr. Sherman became our stockholder when he received 121,000 shares of our common stock when Qu Corp distributed its 2,052,632 shares of our common stock in May of 2002 to various individuals and corporate entities. Mr. Sherman also holds 4.47% of the equity of one of our subsidiaries, CEP (USA), Inc. As a result of the changes we made in May and June of 2002, we estimate that we have achieved an overall cost saving of approximately $15,000 for the Korean Project.

  In November of 2001, we entered into a Representative Office and Name-Use Right Agreement with Foshan Hung Law Investment Planning Limited, and a Sub-contracting and Name-Use Right Agreement with Yellowstone Incorporating Services, Inc. Foshan Hung Law is an independent third-party consulting firm based in Foshan, Guangdong, China. Yellowstone Incorporating Services, Inc. is a Nevada company providing new corporation formation and resident agent services. The major shareholder and the President of Yellowstone Incorporating Services, Inc., Frank Sherman, became one of our stockholders in May of 2002 when he received 121,000 shares of our common stock from a distribution made by Qu Corp as described in
Part II, Item 4, "Recent Sale of Unregistered Securities." In July of 2002, we appointed Frank Sherman as a sub-contractor at a cash charge of $4,500 to be our information coordinator in the US and to introduce US registered broker/dealer to us for the Korean Project.




PAGE-6-




  The key terms in our agreement with Foshan Hung Law are:

* Foshan Hung Law will maintain offices at its own expense for business purposes, providing us a business presence in Foshan, Guangdong, China.
* Foshan Hung Law will provide mail sorting and forwarding, photocopying and facsimile transmitting services to us;
* Our officers, directors and representative can use Foshan Hung Law's offices upon notification;
* Foshan Hung Law will organize attendants to attend seminars to be conducted by us to market our services in China;
*    We will pay a monthly fee of $500 to Foshan Hung Law;

* We and Foshan Hung Law will jointly contract with clients secured by Foshan Hung Law to assist them attain listing on the OTCBB and will share the fee income and responsibilities in manners similar to those between us and other consulting firms;

* We authorize Foshan Hung Law to include the word "Yellowstone" in its English company name and the right to hold itself as our affiliate when it conducts business for a Name-Use Right fee of 10% of its revenue represented by the invoiced value on all invoices issued by Foshan Hung Law;
* We have the exclusive right of first refusal to acquire the entire business, outstanding stock and assets of Foshan Hung Law for the sum of cash and stock in an amount to be determined; and
* The agreement is non-cancelable before November 30, 2002, and is terminable upon a one month notice thereafter.

  Foshan Hung Law presently has one office located in the city of Foshan, Guangdong, China. We have previously used this office for business meetings when our officers and directors traveled to Foshan periodically. We have not conducted any seminars in Foshan. We have not received any Name-Use Right fees because Foshan Hung Law has not generated any revenue.

  The key terms in our agreement with Yellowstone Incorporating Services, Inc. are:

* Yellowstone Incorporating Services, Inc. will maintain offices at its own expense for business purposes, providing us a business presence in Las Vegas, Nevada;
* Yellowstone Incorporating Services, Inc. will provide mail sorting and forwarding, photocopying and facsimile transmitting services to us;
* Our officers, directors and representative can use Yellowstone Incorporating Services, Inc. offices upon notification;
* Yellowstone Incorporating Services, Inc. will act as our Resident Agent in the State of Nevada;
* We have to make a one-time payment in the amount of $17,400 to Yellowstone Incorporating Services, Inc.;




PAGE-7-




* We authorize Yellowstone Incorporating Services, Inc. to include "Yellowstone" in its English company name and the right to hold itself as our affiliate when it conducts business for a Name-
 Use Right fee of 20% of its revenue represented by the invoiced value on all invoices issued by Yellowstone Incorporating Services, Inc.;
* We have the exclusive right of first refusal to acquire the entire business, outstanding stock and assets of Yellowstone
Incorporating Services, Inc. for the sum of cash and stock in an amount to be determined; and
*    The term of the agreement is three years.

  We made two payments to Yellowstone Incorporating Services, Inc. totaling $17,400 during November of 2001 and December of 2001. Yellowstone Incorporating Services, Inc. presently has one office located in the city of Las Vegas, Nevada. We have used this office for business meetings when our officers and directors traveled to Las Vegas during March of 2002 and May of 2002. We also used the facilities at this office to conduct our first annual stockholders' meeting in May of 2002. A total amount of $810 of Name-Use Right fees for the period from November of 2001 to June of 2002 is due to us from Yellowstone Incorporating Services, Inc.

  In February of 2002, we reached agreement with Supply Chain Services, Inc. to buy 618,497 shares of its common stock for a total cash consideration of $5,000, after Supply Chain has registered these shares for distribution to our stockholders under the Securities Act of 1933, as amended ("Securities Act"). These 618,497 shares of Supply Chain common stock have to be registered under the Securities Act before they can be offered and sold by our stockholders. If the distribution from us to our shareholders is not registered with the SEC, our shareholders will receive shares subject to provisions that will limit the timing sales of their shares. During February of 2002, we made a non-refundable deposit to Supply Chain which will be applied towards our purchase of Supply Chain's common stock, and Supply Chain engaged the legal firm, Harold P. Gewerter, Esq., Ltd., to develop a Registration Statement on Form SB-2 under the Securities Act to register a sale of 618,497 of its common stock to us, and to register our stockholders as recipients in our distribution of these shares as well as Selling Securities Holders. We will ensure that our private purchase of 618,497 shares will be completed prior to the public offering. Supply Chain filed the SB-2 with the Securities and Exchange Commission on September 19, 2002. We further agreed to introduce a market maker to Supply Chain to sponsor its application for quotation of its common stock on the OTCBB, after the registration of the 618,497 shares of its common stock has become effective. We are obliged to introduce a market maker to Supply Chain as part of the consideration in this transaction. Supply Chain is a reporting company under the Securities Exchange Act of 1934, but its common stock is not publicly traded. The major business of Supply Chain is to provide supply chain management services to US companies buying merchandizes from Asia. Supply Chain was introduced to us by King Kwok Yu, our Director and President. Mr. Yu was a Director of Supply Chain from May of 1999 to September of 2000, and the Treasurer, Controller and Secretary of Supply Chain from May of 1999 to January of 2002. Mr. Yu holds 2,000,000 shares out of Supply Chain's total issued and outstanding common stock of 35,533,333 shares. As of June 30, 2002, the documents to register the Supply Chain common stock were still under preparation. We will not receive any fees from Supply Chain for this transaction since we are not providing any consulting services to Supply Chain, and accordingly Mr. Yu will not receive any referral fee from us for introducing Supply Chain to us.

  In March of 2002, through the introduction of Agnes Ching Mei Chan, we entered into a referral arrangement with WestPark Capital, Inc. Miss Chan holds 200,000 shares of our common stock. WestPark Capital, Inc. is a member of the National Association of Securities Dealers and is headquartered in Los Angeles, California. Under the agreed arrangement, a company under the name Westpark (Hong Kong) Limited is to be formed, and that Westpark Hong Kong will receive a finder's fee at pre-determined rates for the purposes of finding suitable company clients for both private and public funding, identifying and securing sources of institution, private equity and venture capital on behalf of WestPark Capital, Inc.




PAGE-8-




  Also in March of 2002, we entered into a cooperation agreement with WestPark Holdings, LLC. The key terms of this cooperation agreement are:

* We are formally authorized to use the name "WestPark" to incorporate a company in Hong Kong under the name, Westpark (Hong
 Kong) Limited;
* We will be responsible on all operating costs and liabilities of Westpark Hong Kong;
* The cooperation agreement is on a month-to-month basis for a six month period at the end of which negotiation for a longer renewal period shall be conducted;
* We are granted the right to produce business cards with the name Westpark (Hong Kong) Limited as an affiliate of Westpark Holdings, LLC.; and
* Westpark Hong Kong agrees to produce marketing brochures and websites in Chinese and English for marketing purposes in Asia.

  We entered into the above agreement with the expectation that having the right to claim as an affiliate of Westpark Holdings, LLC, which has a longer operating history than ours, would help us establish more creditability when we are attempting to secure clients in Asia. Further, we believe that being an affiliate of Westpark Holdings, LLC would give us more opportunities to be introduced to its business contacts than if we were not its affiliates. We, however, cannot quantify the benefits resulting from our affiliation with Westpak Holdings, LLC. In addition, no consideration is payable by us to WestPark Holdings.

  We have reserved the domain name, www.westparkhongkong.com, but we have not commenced work to develop the content for this web site.

  In April of 2002, we also entered into a cooperation agreement with Shanghai Huayao Enterprise Trustee Co., Ltd. Shanghai Huayao is a consulting firm based in Shanghai, China. The key terms for this cooperation agreement are:

*    We jointly establish an office in Shanghai, China;
*    All operating expenses of the office are borne by Shanghai
 Huayao;
*    We bear our own out of pocket expenses;
* Shanghai Huayao is responsible to identify and seek China-based companies suitable for listing on the OTCBB in the United States of America;
* We and Shanghai Huayao will jointly contract with clients secured by Shanghai Huayao to assist them attain listing on the OTCBB;
* Shanghai Huayao is responsible to assist clients to prepare business plans and to assemble information for the listing exercises;
* We are responsible to introduce necessary professionals to clients for the listing exercises and arrange for preparation of listing documents at our expenses;
*    We are entitled to 60% of all fees charged to clients; and
*    The cooperation agreement will terminate on December 31, 2004.




PAGE-9-




  Since the cooperation agreement became effective, the existing office of Shanghai Huayao in Shanghai, China has also been used as the office for the cooperation program purposes at no charge to us. We have not secured any client under this cooperation program.

  In May of 2002, we incorporated Westpark Hong Kong under the laws of Hong Kong. We are in negotiation with Agnes Ching Mei Chan to join Westpark Hong Kong as a 49% shareholder and as a senior management personnel to oversee its operations. The key terms under negotiation are: (a) we are to bear all operating costs and losses, if any, of Westpark Hong Kong; (b) Miss Chan will not receive any compensation for a period of one year; and (c) Miss Chan has the right to negotiate for a compensation package at the end of her first year of employment with Westpark Hong Kong. Currently, Westpark Hong Kong has two directors, King Kwok Yu and Ka Yiu Ip, and no employees. Mr. Yu is our Director and President whilst Mr. Ip is our Director and Chief Financial Officer. We plan to provide staff support to Westpark Hong Kong as and when it is needed at a fee to be negotiated. Up to June 30, 2002, we had only incurred $695 in expenses on the affairs of Westpark Hong Kong, which were for the incorporation of this company and the charges to reserve a domain name.

  In June of 2002, Westpark Hong Kong introduced our client for the Korean Project to WestPark Capital, Inc., which in turn introduced it to a company based in San Diego, U.S.A. These two companies had entered into a memorandum of understanding to establish a business cooperation program. WestPark Capital, Inc. is in negotiation with these two companies for a finder's fee. In the event that WestPark Capital, Inc. receives a finder's fee, it will have to pay Westpark Hong Kong a referral fee in accordance with the referral arrangement established in March of 2002. We, however, cannot give assurance that WestPark Capital, Inc. will be successful in securing a finder's fee and that we will in turn receive a referral fee.

  In June of 2002, we and Jupiter Korea secured another contract as Joint Project Managers to assist a second Korean corporation, Vega Infotek Co. Ltd. ("Vega Infotek"), attain listing on the OTCBB at a total contract value of $200,000. Vega Infotek was formed in Korea in 1999. Its major line of business is to develop, market and sell equipments which supplement the use of Personal Digital Assistant machines. In connection with this new project, we entered into another cooperation agreement with Jupiter Korea. Under this agreement, Jupiter Korea is responsible to prepare a business plan and maintain client relationship, and we are responsible for new company formation and documentation preparation. As compensation, we will receive cash in the amount of $90,000. We have not yet received a retainer to begin this project. We are currently negotiating with the client for additional compensation in the form of common stock of the Company, and as a result, we have not purchased any shares as of the date of this registration statement. We will, however, provide services to this client even if we are not successful in negotiating for any stock compensation. We have not received our required cash deposit from our client, and we will not commence any work on this project until this deposit is received. We have not incurred any cost on this project. The contract we entered into with Vega Infotek is legally binding on the parties to the contract. Under this contract, Vega Infotek was required to make a cash deposit with us within three business days after the execution of the contract. This payment is in default as of the date of this Registration Statement. We have not commenced legal action to enforce Vega Infotek to make this payment because we hold the view that legal action is not justified at the moment since we have not incurred any cost to secure this project, and we have not suffered any financial losses as a result of Vega Infotek's non-payment of deposit. We are relying on Jupiter Korea to work with the management of Vega Infotek to address the current issue. Under our cooperation agreement for the Vega Infotek listing exercise, Jupiter Korea is responsible to maintain client relationship. We cannot give assurance that we will ever receive the cash deposit from Vega Infotek.




PAGE-10-




  In the event that we have other situations whereby non-performance of contract by clients will have caused us financial losses, we would consider to take legal actions after an evaluation of (a) the causes for the non-performance by clients; (b) the financial situation of the clients; (c) the amount of our legal costs to be incurred; and (d) advice from legal counsels.

  In August of 2002, we and Jupiter Korea secured another contract as Joint Project Managers to assist a third Korean corporation, CEST Co. Ltd. ("CEST"), attain listing on the OTCBB at a total cash value of $200,000. We are also granted the right to acquire 700,000 shares of the common stock of the listing vehicle at a contemplated par value of US$0.001 per share for distribution to our stockholders after registering these shares under the Securities Act of 1933, as amended. If the distribution from us to our shareholders is not registered with the SEC, our shareholders will receive shares subject to provisions that will limit the timing sales of their shares. Further, we are granted 600,000 warrants, which are convertible into 600,000 shares of common stock of the listing vehicle at a conversion price of US$0.20 per share. We have not purchased any shares nor exercised any warrants as of the date of this registration statement. CEST was established in Korea in 1999. Its major line of business is to develop, market and sell hardwares for (a) wireless/wired portable fingerprint identification system; (b) credit card securitiy identification system; and (c) information security system. We entered into a cooperation agreement with Jupiter Korea. Under this agreement, Jupiter Korea is responsible to prepare a business plan and maintain client relationship, and we are responsible for new company formation and documentation preparation. As compensation, we will receive cash in the amount of $90,000. We have received a retainer of $15,000 to begin this project. We have not incurred any cost on this project as of the date of this Registration Statement. Jupiter Korea is currently collecting company information to prepare a business plan and for the preparation of a Registration Statement to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

  In September of 2002, we entered into a consulting agreement with Wink (USA), Inc. to provide the following services at a monthly fee of $3,500 for a six months period ending in February of 2003 :-

*    Assist Wink (USA), Inc. establish annual operating budgets.
*    Assist Wink (USA), Inc. establish an accounting system.
*    Coordinate with auditors and accountants of Wink (USA), Inc.
 to ensure all statutory requirements with regard to financial and tax reporting are fulfilled.
*    Assist Wink (USA), Inc. prepare monthly management reports.
* Assist Wink (USA), Inc. assemble financial information for presentation to third parties.
* After Wink (USA), Inc. becomes a Reporting Company under the Securities and Exchange Act of 1934, as amended, coordinate with its securities counsel and auditors to ensure current and periodic reportings are filed with the United States Securities and Exchange Commission on a timely basis.
*    Assist Wink (USA), Inc. maintain corporate minutes.
*    Assist Wink (USA), Inc. prepare annual reports.
*    Assist Wink (USA), Inc. arrange for Annual Stockholders'
 Meetings.
* Introduce appropriate parties to Wink (USA), Inc. for the purpose of establishing an Investor Relation program, and act as a coordinator thereafter.




PAGE-11-




  Wink (USA), Inc. is the company formed in the State of Nevada to be the listing vehicle for the Korean Project. The above services are not included in the original contract for listing services we entered into for the Korean Project in 2001.

  With respect to the listing exercise of the Korean Project and our arrangement with Supply Chain Services, Inc., we will be purchasing their common stocks after these stocks have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Afterwards, we will then distribute these stocks to our stockholders at no charge to them. Because we are buying these stocks firstly and then distribute them, we and our management will be considered as an underwriter under Section 2(11) of the Securities Act which defines an underwriter as "any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission". Underwriters face significant legal risks, and the volume and amount of damages claimed in lawsuits against financial intermediaries are increasing. These risks include potential liability under federal and state securities and other laws for allegedly false or misleading statements made in connection with securities offerings and other transactions. We also face the possibility that our clients will claim that we improperly fail to apprise them of applicable risks or that they were not authorized or permitted under applicable corporate or regulatory requirements to enter into transactions with us and that their obligations to us are not enforceable. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending against litigation. Substantial legal liability or a regulatory action against us could have a material adverse effect on our financial position and operations.



  In addition to the above business activities, we also incorporated four companies, in which we hold an equity position, during February of 2002 to March of 2002. The key information on these four companies is:



       Name of company         Jurisdiction      Percentage of
                                    of           Equity held by
                              incorporation           us
--------------------------------------------------------------------
   Yellowstone (Hong Kong)      Hong Kong          100.00%
           Limited

       StoneOne, Inc.           State of           100.00%
                                 Nevada

     StarLightOne, Inc.         State of           100.00%
                                 Nevada

       CEP (USA), Inc.          State of            55.30%
                                 Nevada

  Yellowstone (Hong Kong) Limited was formed in Hong Kong to serve clients located in Hong Kong by providing consulting services which include maintenance of secretarial records, bookkeeping, preparation of financial analysis for management purposes and business plan preparation. Yellowstone Hong Kong is currently negotiating with a Hong Kong consulting firm to become a sub-contractor on consulting services for a fixed monthly fee of HK$10,000. We cannot give assurance that Yellowstone Hong Kong can successfully conclude this negotiation.




PAGE-12-




  StoneOne,  Inc.  and  StarLightOne,  Inc.  were  formed  with  no specific business objectives other than to seek merger and acquisition opportunities. We are currently the sole stockholder of both companies. Our directors and officers, Kai Hon Chan and Ka Yiu Ip, also serve as directors and officers of StoneOne, Inc. at no compensation. Our Director and President, King Kwok Yu, currently serves as the sole Director and Officer of StarLightOne, Inc. at no compensation. We anticipate we will experience a change of control in and management of these two companies upon the closing of a merger or acquisition. If and when either of these two companies enters into negotiation with merger or acquisition targets, we will offer our services as a Project Manager to these targets to assist the merged entity attain listing on the OTCBB after the consummation of the merger or acquisition for a negotiated project management fee. Our appointment as a Project Manager is not a pre-requisite condition for any one of these two companies to enter into a merger or acquisition transaction. StoneOne, Inc. filed a registration statement on Form 10-SB with the SEC on June 17, 2002 on a voluntary basis to become a reporting company under the Securities Exchange Act of 1934. We engaged the legal firm, Harold P. Gewerter, Esq., Ltd. to develop this registration statement at a cost of $5,000 plus 30,000 shares of restricted common stock of StoneOne, Inc. We have made a full payment on the cash component of the fee. StoneOne, Inc. has not issued any common stock to the legal firm. After issuance of this common stock to the legal firm, our equity interest in StoneOne, Inc. will decrease from 100% to 99.52%. As of June 30, 2002, we have incurred expenses of approximately $8,292 on the activities of StoneOne, Inc. StarLightOne, Inc. has not taken any action to become a reporting company under the Exchange Act. As of June 30, 2002, we have incurred expenses of $1,382 on the activities of StarLightOne. StoneOne, Inc. and StarLightOne, Inc. have not commenced any negotiation for a merger or an acquisition.

  CEP (USA), Inc. was formed between us, as a 55.30% shareholder, and several individuals who collectively hold 44.70% of the equity in the company. The names of these individual shareholders and the percentage of equity held by each of them are: (a) Guang Xin Wu - 22.35%, (b) Karlson Po - 8.94%, (c) So Ha Tsang - 8.94%, and (d)
Frank Sherman - 4.47%. Karlson Po, So Ha Tsang and Frank Sherman are Mr. Wu's designees to become shareholders of CEP (USA), Inc. Mr. Wu is a major equity owner and the President of Foshan Hung Law Investment Planning Limited with which we have a Representative Office and Name-Use Right Agreement. Mr. Po is our employee and the nephew of King Kwok Yu, our Director and President. Frank Sherman is a major shareholder and the President of Yellowstone Incorporating Services, Inc. with which we have a Sub-contracting and Name-Use Right Agreement. Mr. Sherman has been our stockholder since May of 2002, and our sub-contractor for the Korean Project since July of 2002. Currently, King Kwok Yu and Guang Xin Wu are the directors and officers of the company.

  The business objective of CEP (USA), Inc. is to develop a distributorship business on environmental protection products and processes. We have an understanding with Guang Xin Wu and his designees on the followings:

*    We will bear the cost of incorporating CEP (USA), Inc.;
* Guang Xin Wu will secure distributorship of environmental protection products and processes for CEP (USA) Inc. with his best effort at no compensation;
* Karlson Po and So Ha Tsang will perform bookkeeping and administrative function for CEP (USA), Inc. at no compensation;
* Frank Sherman will assist CEP (USA), Inc. coordinate activities in the US without compensation;
* Outside financial resources should be secured as and when it is needed to support CEP (USA), Inc.'s operations; and
* CEP (USA), Inc. will apply for listing on either the Pink Sheets or the OTCBB as and when it is qualified to do so.




PAGE-13-




  We have appointed the legal firm, David Wagner & Associates, P.C., to give us legal advice on the distribution of our shareholding in CEP (USA), Inc. to our stockholders. Our total investment  in  CEP  (USA), Inc. was $3,382 as of  June  30,  2002.
Guang Xin Wu has caused Foshan Hung Law Investment Planning Limited, to which he is the major equity owner and President, to grant to CEP (USA), Inc. distributorship on two environmental protection related products outside of China. Foshan Hung Law Investment Planning Limited secured these distributorship rights before CEP (USA), Inc. was formed. As of June 30, 2002, CEP (USA), Inc. had not commenced any business activities.

  As and when CEP (USA), Inc. has become a publicly traded company, we plan to obtain a consulting contract to help the company fulfill its statutory reporting requirements.

  We are a start-up company with a limited operating history. As of June 2002, we only had two contracted clients both of which are based in Korea. Work for one client is in progress. Work on the other client will not commence until we receive a cash deposit. We cannot guarantee you that we will be able to secure additional clients, in light of the risks associated with the consulting services we provide. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to cost-effectively market and provide our services, competition, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to address these risks could limit our ability to increase our number of clients and generate sufficient revenue to support the financial needs of our operations as a going concern.

B.  Business of Issuer

Principal Services and Principal Markets

  Our goal is to assist small- and medium-sized foreign businesses in accessing international capital markets through listings on nationally recognized stock exchanges such as the Nasdaq National Market, Nasdaq Small Cap, OTCBBr, Bulletin Board ExchangeSM or American Stock Exchange. We intend to initially offer our services to clients in a focused geographical region, which will include Hong Kong, the People's Republic of China and the Republic of Korea. We plan to facilitate this goal by acting as a Project Manager to provide consulting, liaison and coordination services to foreign companies. In addition, after our clients become publicly traded companies, we will provide them with continuing consulting services related to maintaining compliance with the requirements of pertinent jurisdictions and regulatory agencies. Such consulting, liaison and coordination services that we intend to provide include or address, without exclusivity, the following:

1.   Organizing and incorporating client companies;
2.   Development and preparation of business and operational plans;
3.   Establishing accounting control systems;
4.   Referring clients to independent accounting firms;
5. Hiring of independent third-party legal and professional services firms as our sub-contractor for preparation of documents related to initial listing exercises;




PAGE-14




6. Referring clients to independent third-party legal and other professional services firms after they become public traded companies;
7. Acting as the intermediary for the flow of information and documentation between clients and professional services firms; and
8. Other general advisory services, as required or requested by clients.

  When we are contracted to help clients attain listing in the US, the preparation of a business plan or revision of a client-prepared business plan, is part of the services we provide. If we act as the Sole Project Manager, we will prepare the business plan or revise an existing one with our in-house capabilities. In the event that we act as a Joint Project Manager, our cooperation partners will be required to prepare the business plan because this is one of the requirements we impose upon them. The other requirement is that our cooperation partners have to maintain client relationship.

  We do not have pre-arranged agreements with any independent third-party accounting, legal or other professional services firms for the provision of services to our clients. We will select these professionals and recommend them to our clients when we start an assignment. Our clients are not obligated to follow our recommendations, and have the freedom to decide whether to accept or reject our recommendations. For initial listing exercises, after a selection is made, we will hire directly legal and other professional services firms as our sub-contractors to prepare the necessary listing documents because the charges for documents preparation are included in our project management fees. After becoming publicly-traded companies, our clients will have to appoint the legal and other professional services firm directly for their continuing services. Under all circumstances, our clients have to directly appoint accounting firms as their principal certifying accountants.

  We have not received any compensation for referring our clients to accounting, legal firms and other professional services firms. We have adopted a policy not to receive referral fees from accounting firms and legal firms.

  Our management believes that Asian companies seek listing on stock exchanges based in the United States because of a few factors:

1. Access to international capital markets - Listing in the United States provides Asian companies with added liquidity compared with local Asian stock exchanges. This, in turn, increases marketability of their products and services, as well as increases the potential to access a greater range of capital financing, if necessary, than if the companies were to be listed on a local exchange.

2. Access to new markets for products and services - Being listed in the U.S. offers brand recognition in the U.S.; therefore, U.S. companies may prefer to conduct business with U.S. listed foreign companies rather than privately-held or foreign exchange listed companies.

3. Costs of listing - Listing on a foreign exchange, in a country such as China or Hong Kong, costs comparatively more in professional fees than on the OTCBB. In addition, such foreign exchanges typically have listing requirements that small, development-stage companies cannot meet.

  Our management believes that we operate in the corporate advisory services sector within the consulting industry in East Asia. The market for our services consists mainly of Asian companies desirous of gaining access to international capital markets, specifically in the United States of America.




PAGE-15-




  Our management belives that we currently do not meet the definition of an investment company. Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") defines an investment company as an issuer which (a) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities, (b) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding, or (c) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percentum of the value of such issuer's total assets (excluding of Government securities and cash items) on an unconsoilidated basis. We are in the business of managing the listing of Asian companies. The common stocks of client companies we receive/purchase in our listing assignments are incidental to our main business and are distributed to our shareholders as soon as possible. We do not plan to hold investment securities which exceed 40 percentum of the value of our total assets. However, if we were to inadvertently meet the Investment Company Act requirements in the future, and have no viable exemption, we would register as an investment company.

Distribution Methods of Our Services

  We initially intend to provide our services to companies based in Hong Kong, Korea or China. Our marketing strategy is to foster strategic alliances with management's prior business associates, legal and accounting firms and other professional service firms, through which we expect to garner referrals and gain brand exposure at no cost. We have approached some of these persons and entities with regard to generating referrals, although we cannot guarantee you that we will be successful in doing so.

  If we receive a direct referral from an independent consultant, we either serve the client together as Joint Project Managers if responsibilities are shared between us, or we act as the Sole Project Manager if the referring consultant is not involved in the provision of services. Under the joint project management scenario, no referral fee is paid to the referring consultant. Instead, we share the joint project management fee with this consultant on the basis that 60% of the cash component of the standard joint project management fee, and a negotiated amount of any stock compensation, are attributable to us. In the event that the cash compensation is more than our standard amount, sharing of the excess amount will be on a negotiated basis. Under the sole project management scenario, we only pay a referral fee to the referring consultant. The maximum amount of referral fee is 15% on our sole project management fee. The referral fee for each individual project is determined by negotiation and is only payable after the referred assignment is successfully completed. The current cash component of our standard joint project management fee is $150,000. Our current sole project management fee is $90,000 to $150,000, depending on negotiation, plus negotiated amount of stock compensation. Our directors review these charges periodically and adjust them to enhance our competitiveness under prevailing market conditions.

  We  also  pay  a  referral  fee to our  stockholders,  officers, directors, and employees in the event that we have successfully completed an assignment as either a Joint Project Manager or a Sole Project Manager as a result of receiving a referral from any of these parties The amount of referral fee payable by us to any of these parties is determined on a negotiated basis and is in line with that payable to independent consultants, which has a maximum of 15% on our project management fee. In September of 2001, through William Lam, we secured an engagement as Joint Project Managers with Jupiter Capital Korea Co. Ltd. to assist an operating Korean corporation attain listing on the OTCBB in the United States of America. Upon successful completion of the Korea Project, we will pay a referral fee in the cash amount of $4,500 to Mr. Lam. In addition, we secured the right for a company owned by Mr. Lam to acquire 30,000 shares of restricted common stock of the company to be listed for the Korean Project. We did not enter into a written agreement with Mr. Lam for this referral fee. Mr. Lam and his wife, Mrs. Lam, beneficially own 700,000 shares of our common stock.




PAGE-16-




  We have adopted a policy not to pay referral fees to accounting firms and legal firms if the referring firms are also engaged to provide any kind of services to the referred clients on a continuing basis. Referral fees, which are in line with those payable to independent consultants, will be paid to these professional firms only if these payments are permissible under applicable laws and regulations, and professional ethics. Since inception, we have not received referrals from any accounting firms or legal firms.

  For our current and future listing exercise engagements, we rely on third parties to perform much of the work required. These third parties include law firms which prepare documents for listing purposes, and other consultants who identify and introduce market makers to our clients. The estimated total cost for us to use the services of these third parties in a listing exercise is approximately $22,000 or 24% of the total cash fee of $90,000 we charge our client. The total other costs we have to incur in a listing exercise, include traveling, referral fee, cost to acquire client company stock for distribution to our stockholders and miscellaneous items, is estimated to be approximately $9,200 which represent 10% of the total cash fee of $90,000. Our profit margin, therefore, is estimated at $58,800 or 66% of cash revenue for each listing exercise. In addition to cash compensation, we may receive warrants from our client companies with which we can convert into stock. We, however, cannot give assurance that we can realize profits by converting the warrants into stock.

  For the current Korean Project in progress, we have estimated a profit margin of $46,000 or 51% of the cash revenue of $90,000. This amount is below what we expect to realize in other listing exercises mainly because we paid $10,000 to the consultant, Qu Corp, whom we terminated due to unsatisfactory performance regarding the Korean Project. We do not expect to incur similar expense in other listing exercises.

  We have not established a specific length of operating history or a specified level of earnings, assets, net worth, or other criteria, which we require a potential client to have achieved, or without which, we would not consider the provision of services to such potential client. Accordingly, we may provide services to a potential client having losses, no significant operating history, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. We may, however, consider other factors, including (but not limited to) the potential client's long-term growth possibilities, as well as its strategic position relative to other companies in its location and industry, in deciding to enter into a business relationship with a potential client. Notwithstanding the absence of established criteria with respect to its selection of clients, we prefer to recruit clients with operating histories with long-term growth potential, and/or with business relationship with US companies.

  Management has considered the use of mass media to market and advertise our services. We engaged a web site developer, Mr. Polo Chan, to establish an Internet presence in December of 2001. The key terms of the Independent Contracting Agreement between us and Mr. Chan were:

  *    Mr. Chan had to perform the following services to us :

     1.Design the layout of a web site for us comprising a maximum of 45 web pages;

     2.Prepare the content of the web pages based on information supplied by us in the following languages and characters - English, traditional Chinese characters, and simplified Chinese characters; and

     3.Upload the web pages to a server facility chosen by us.

  * For services provided, Mr. Chan was compensated at HK$6,500 ($833) which was payable in the following manner - 10% was due and payable when the Independent Contracting Agreement was first executed, 20% was due and payable when the first draft of the web pages was provided to us for review, and 70% was due and payable upon acceptance by us of the web pages as a final version to be uploaded to a server facility.
*    A separate agreement will be executed if we wish to engage Mr.
     Chan to perform regular maintenance work on the above-mentioned web site.




PAGE-17-




  Our web site, www.yellowstoneusa.com, was completed and launched in May of 2002. Mr. Chan also joined our subsidiary, Yellowstone (Hong Kong) Limited, as an employee in May of 2002. Since Mr. Chan is currently our employee, he is performing maintenance work on our web site in such capacity at no extra compensation. Our web site, which features English and Chinese versions, serves to market our services to potential clients. We believe that the use of newspaper, television and radio exposure may not be cost effective at this time. As we begin to generate revenues and profits, our management will reconsider implementing a marketing campaign utilizing various media.

Competitive   Business  Conditions  and  the  Issuer's  Competitive
  Position

  We have not obtained market research conducted by independent and qualified professionals to ascertain the demand for the type of services we intend to provide. We also have no access to information as to the number of professional firms providing services similar to those rendered by us. Our officers and directors, however, are aware that all major US investment banks have established offices in Hong Kong. These offices offer companies in Hong Kong and China a full range of investment banking services, including initial public offerings in the US. Our officers and directors are also aware of several small and medium size US investment banks, as well as local consultants in Hong Kong and China, providing US public listing services.

  Our management believes that investment banking firms offer services to assist companies enter the capital markets by way of attaining listings on stock exchanges. Investment banks provide consulting and advisory services to assist companies become reporting and publicly-traded. It is in this manner that we believe will be competing with investment banks. Although raising or finding capital for companies is one service of the many that the investment banks provide, we have no intention of offering this service. As and when our clients intend to raise capital, our subsidiary company, Westpark Hong Kong, will refer them to WestPark Capital, Inc. for a referral fee on a successful basis. WestPark Capital, Inc. is a member of the National Association of Securities Dealers and is headquartered in Los Angeles, U.S.A. Under an existing referral arrangement, Westpark Hong Kong will receive a finder's fee at pre-determined rates for the purposes of finding suitable company clients for both private and public funding, identifying and securing sources of institution, private equity and venture capital on behalf of WestPark Capital, Inc. In addition, Westpark Hong Kong will also refer our clients to other sources which are licensed to find capital in the jurisdiction where the capital is to be raised. A referral fee will be chargeable to these sources on a successful basis. We and Westpark Hong Kong do not have pre-agreed referral arrangement with any party other than WestPark Capital, Inc... Under all circumstances, we and Westpark Hong Kong will not participate in the decision making process of our clients in securing capital. We, however, will assist our clients to assemble company information for presentation purposes, and to act as a coordinator for information flow amongst all parties involved in a fund raising exercise. For services provided, we will charge our clients project management fees at negotiated rates.

  There are many consulting firms and financial services firms which have significantly greater financial and personnel resources and technical expertise than ours. Our competitors in some instances will be larger, more established companies, some of which may possess substantially greater financial, marketing and operational resources than we do. In view of our limited financial and human resources, we have significant competitive disadvantages compared to our competitors.




PAGE-18-




Licenses, Franchises and Royalty Agreements, Including Duration

  We do not have any licenses, franchises or royalty agreements. However, we have entered into Name Use Right Agreements, pursuant to which a company may utilize the word "Yellowstone" as part of their corporate name and to hold it out as our affiliate when it conducts business. Our management believes that these agreements do not constitute a "franchise," due to the following reasons:

1.   We do not have a trademark on the word "Yellowstone,"
2. We do not provide any operational support to the parties to the Name-Use Right Agreements,
3. The parties to the Name-Use Right Agreements do not have to follow any rules imposed by Yellowstone on their operations and
4.   We do not provide training to the parties to the Agreements.

  We offer companies the opportunity to participate in such Name-Use Right Agreements, so that such companies can claim to be our affiliates when they conduct business. We believe that our status as a reporting company under the Securities Exchange Act of 1934 gives creditability to us and our affiliated companies in the market place. Our potential clients have the opportunities to review our SEC filings before they decide to engage our services and/or those of our affiliates. We are of the opinion that our affiliates have to pay as a Name-Use Right fee for the privilege to claim as our affiliates. If a company only work with us on a project basis without having the right to claim as our affiliate when it conducts business, this company would not have to pay us a Name-Use Right fee. As our affiliates, they can also claim to be a part of a network of companies, working together to cross-market each other's services, although there is no obligation to do so. As and when one of our affiliates require services offered by another company within our network, we will act as the coordinating party and help them to establish direct communication. We will not charge any fee for being a coordinator. These companies have to negotiate on the fees and compensation directly.

  At present, we have a Representative Office and Name-Use Right Agreement with Foshan Hung Law Investment Planning Limited, and a Sub-Contracting and Name Use Right Agreement with Yellowstone Incorporating Services, Inc. Foshan Hung Law is a consulting firm based in Foshan, Guangdong, China. Yellowstone Incorporating Services, Inc. is a Nevada company providing new corporation formation and resident agency services. Please refer to Part I,
Item 1 A, "Business Development" for key terms of these two agreements.

Government Approval of Principal Products or Services

  We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to our industry.

Effect of Existing or Probable Government Regulations

  We believe that we will be able to comply in all material respects with any applicable governing laws and regulations. We are not aware of any probable government regulations that may adversely affect our business. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.




PAGE-19-




Employees

  We presently have three part-time employees and four full-time employees. Our part-time employees are - King Kwok Yu, President of Yellowstone, Kai Hon Chan, Chief Operating Officer of Yellowstone and Ka Yiu Ip, Chief Financial Officer of Yellowstone. Mr. Yu dedicates approximately 90% of his time to our operations, while Mr. Chan commits approximately 80% of his time to Yellowstone and Mr. Ip commits approximately 25% of his time to our operations.

  From Mid-April to June of 2002, we hired four full-time employees due to the increase in our actual and anticipated workload. These four employees are employed through our wholly-owned subsidiary, Yellowstone (Hong Kong) Limited. Their work, however, is not limited only to this company but also covers the business affairs of our company and our other subsidiaries. Our first full time employee, an English/Korean/Chinese translator, joined us in Mid-April of 2002. We hired this employee primarily for the translation of documents from Korean into English. This employee is leaving our company for further studying in Korea in Mid-August of 2002. We have no plan to replace this departing translator. We plan to use outside services for translation of documents in the future. Our second full time employee, Mr. Polo Chan, joined us in May of 2002. Mr. Polo Chan was previously our sub-contractor to develop our web site. Our web site, www.yellowstoneusa.com, was officially launched in May of 2002. Mr. Chan is responsible for bookkeeping, office administration and web site maintenance. In June of 2002, Mr. Karlson Po and Mr. Philip Lui became our full time employees. Mr. Po is the nephew of King Kwok Yu, our Director and President. He is responsible to perform financial analysis, business plan preparation and maintenance of secretarial records. Before joining us as an employee, in April of 2002, Mr. Po became an 8.94% shareholder of CEP (USA), Inc. We have a 55.30% equity interest in CEP (USA), Inc. As a shareholder of CEP (USA), Inc., Mr. Po has committed to assist the company in bookkeeping and administrative matters at no compensation. Mr. Lui is mainly responsible in coordinating the information flow between us and outside parties including our shareholders, clients and organizations having a working relationship with us. Our employees are not represented by a collective bargaining agreement, and we believe that our relations with our employees are good.

C.  Reports to Security Holders

Annual Reports

  We intend to deliver annual reports to security holders and the United States Securities and Exchange Commission on Form 10-KSB in accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, as amended. Such annual reports will include audited financial statements.

Periodic Reports with the SEC

  As of the date of this registration statement, we have not been filing periodic reports with the SEC. However, the purpose of this registration statement is to become a fully reporting company on a voluntary basis. Hence, Yellowstone will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

Availability of Filings

You may read and copy any materials Yellowstone files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.




PAGE-20-




Item 2. Management's Plan of Operation and Analysis of Results of Operations and Financial Condition

A.   Plan  of  Operation  and  Analysis of  Operating  Results  and
  Financial Condition

Results of operations

Revenue   from   services provided, direct cost  of  services   and
gross  margin   for   project management on  listing  exercise  and
revenue  from services provided for consulting services

  Our revenue from services provided for project management on listing exercise was $ 9,251 for the three months ended September 30, 2002. This revenue was generated from the work we had performed on the Korean Project. Our direct cost of services was $ 4,500, which represented the direct costs incurred on the Korean Project. The gross margin for the three months ended September 30, 2002, at $ 4,751, was 51% of our revenue from services for project management on listing exercise. Our revenue from services provided for consulting services was $3,500. We earned this revenue for providing consulting services to Wink
(USA), Inc. We did not have any revenue from services provided on either project management on listing exercises or consulting services, direct cost of services and gross margin for the three months ended September 30, 2001 because we did not rendered any service during this period.

  For the nine months ended September 30, 2002, our revenue from services provided for project management on listing services was $40,629. This revenue was generated from the work we had performed on the Korean Project. Our direct cost of services was $19,763, which represented the direct costs incurred on the Korean Project. The most significant item included in the direct costs was $10,000 of charges we paid to Qu Corp for sub-contract work on the Koran Project. We contracted Qu Corp to perform certain services including document preparation for the Korean Project in
September of 2001. We terminated all our contracts with Qu Corp for the Korean Project in May of 2002. Qu Corp agreed with us that it should only be compensated for work already performed for $10,000, and that we should be released from any further liabilities under all contracts we entered with it for the Korean Project The resulting gross margin for the nine months ended September 30, 2002 was $ 20,866 or 51% of our revenue from services provided for project management on listing services. Our revenue from services provided for consulting services was $3,500. We earned this revenue for providing consulting services to Wink
(USA), Inc. We did not have any revenue from services provided on either project management on listing exercises or consulting services, direct cost of services and gross margin for the nine months ended September 30, 2001 because we did not rendered any service during this period.

  From inception on March 14, 2001 to December 31, 2001, we did not provide any service and therefore did not have any revenue from provision of services.

  For the period from March 14, 2001 to September 30, 2002, our revenue from services provided for project management on listing exercise was $40,629. This revenue was generated from the work we had performed on the Korean Project. Our direct cost of services was $19,763, which represented the direct costs incurred on the Korean Project. The most significant item included in the direct costs was $10,000 of charges we paid to Qu Corp for sub-contract work on the Koran Project. We contracted Qu Corp to perform certain services including document preparation for the
Korean Project in September of 2001. We terminated all our contracts with Qu Corp for the Korean Project in May of 2002. Qu Corp agreed with us that it should only be compensated for work already performed for $10,000, and that we should be released from any further liabilities under all contracts we entered with it for the Korean Project. The gross margin for the period from inception to September 30, 2002, at $ 20,866, was 51% of our revenue from services for project management on listing exercise. Our revenue from services provided for consulting services for the period from March 14, 2001 to September 30, 2002 was $3,500. We earned this revenue for providing consulting services to Wink (USA), Inc.




PAGE-21-




Other income

  We did not have any other income for the three months ended September 30, 2002 and September 30, 2001, respectively.

  We had other income of $675 for the nine months ended September 30, 2002. This was the name use right fee payable to us by Yellowstone Incorporating Services, Inc. for its right to include Yellowstone in its company name, and its right to claim as our affiliate when it conducts business. There was no other income for the nine months ended September 30, 2001 because Yellowstone Incorporating Services, Inc. was not in existence then.

  From our inception , March 14, 2002, to December 31, 2001, we had other income of $135 which was the name-use right fee payable to us by Yellowstone Incorporating Services, Inc. for its right to include Yellowstone in its company name, and its right to claim to be our affiliate when it conducts business.

  We had other income of $810 for the period from inception (March 14, 2001) to September 30, 2002. This was the name use right fee payable to us by Yellowstone Incorporating Services, Inc. for its right to include Yellowstone in its company name,
and  its  right  to   claim   as  our affiliate  when  it  conducts
business.

General and administrative expenses

  General and administrative expenses totaled to $ 50,276 and $526 for the three months ended September 30, 2002 and 2001, respectively. For the nine months ended September 30, 2002 and 2001, general and administrative expenses totaled to $95,901 and $1,076, respectively. In addition, G&A expenses totaled to $7,573 and $ 103,474 for the period from our inception on March 14, 2001 to December 31, 2001, and from inception on March 14, 2001 to September 30, 2002, respectively.

















PAGE-22-




Detail items included in the G&A expenses were as follows:


                    Three Months     Nine Months        From Inception
                        Ended            Ended           on March 14,
                    September 30,    September 30,         2001 to
    Expense                                         December 31,  Septemer30,
                     2002    2001     2002    2001      2001          2002


Audit fees            $35     ---   $2,070     ---    $2,000        $4,070

Legal fees            ---     ---   $3,000     ---       ---        $3,000

Staff salaries    $12,581     ---  $20,000     ---       ---       $20,000

Officers'         $13,269     ---  $13,269     ---       ---       $13,269
compensation
SEC filing         $4,101     ---   $9,953     ---       ---        $9,953
expenses
Fees for           $4,712     ---  $17,695     ---    $3,651       $21,345
representative
offices(1)
Office rental      $5,053     ---   $5,053     ---       ---        $5,053

Traveling            $635     ---   $6,577     ---      $171        $6,748
expense
Stock transfer       $685     ---   $1,651     ---       ---        $1,651
agent fees
Web site expense      ---     ---   $1,101     ---       ---        $1,101

Incorporation         ---     ---   $3,655    $550      $550        $4,205
Expenses
Office and other   $9,205    $526  $11,877    $526    $1,201       $13,079
expenses          -------   -----    -----   -----    ------        ------

Total             $50,276    $526  $95,901  $1,076    $7,573      $103,474
                   ======   =====  =======  ======    ======      ========

Footnote:

  (1) Includes exclusive and non-exclusive use of office spaces in Hong Kong, China, and Las Vegas.

Loss before cumulative effect on prior year to December 31, 2001) of changes in accounting principle

  Our loss before cumulative effect on prior year (to December 31, 2001) of change in accounting principle was $42,027 for the three months ended September 30, 2002. We incurred this loss because we did not generate sufficient revenue for services provided to cover all our costs and expenses. The loss before cumulative effect on prior year (to December 31, 2001) of change in accounting principle was $526 for the three months ended September 30, 2001 because we did not generate revenue, but we incurred $526 of G&A expenses.

  Our loss before cumulative effect on prior year (to December 31, 2001) of change in accounting principle was $70,862 for the nine months ended September 30, 2002. We incurred this loss because we did not generate sufficient revenue for services provided to cover all our costs and expenses. The loss before cumulative effect on prior year (to December 31, 2001) of change in accounting principle was $1,076 for the nine months ended September 30, 2001 because we did not generate revenue, but we incurred $550 of incorporation expense for incorporating our company, and general office expenses of $526.

  Our loss before cumulative effect on prior year (to December 31, 2001) of change in accounting principle was $7,438 for the period from inception (March 14, 2001) to December 31, 2001. We incurred this loss because we did not generate sufficient revenue for services provided to cover all our costs and expenses.

  Our loss before cumulative effect on prior year (to December 31, 2001) of change in accounting principle was $78,300 for the period from inception (March 14, 2001) to September 30, 2002. We incurred this loss because we did not generate sufficient revenue for services provided to cover all our costs and expenses.




PAGE-23-




Cumulative effect on the year ended December 31, 2001 due to changing to a different revenue recognition method, and a different expense recognition on service sales transactions

  During the second quarter of 2002, we decided to change the method of recognizing project revenue from the Completed Performance Method to the Proportional Performance Method. In
connection with this change, we also changed the method of recognizing project expenses as required under the Completed Performance Method to the method of recognizing project expenses as required under the Proportional Performance Method (see note 8 to the unaudited financial statements for the three months and nine months ended September 30, 2002). The changes were made to better reflect the effort of our management in the financial statements on a timely basis. The cumulative effect on prior year (to December 31, 2001) resulting from these changes for the three months and nine months ended September 30, 2002 and 2001 were all zero. Additionally, the cumulative effect on prior year (to December 31, 2001) resulting from these changes for the period from March 14, 2001, the date of our incorporation, to December 31, 2001 and to September 30, 2002 were also both zero.

Loss after cumulative effect on prior year (to December 31, 2001) of changes in accounting principle

  Our  loss after cumulative effect on prior year (to December  31,
2001) of change in accounting principle was $42,027 for the three months ended September 30, 2002. We incurred this loss because we did not generate sufficient revenue for services provided to cover all our costs and expenses. The loss aftercumulative effect on prior year (to December 31, 2001) of change in accounting principle was $526 for the three months ended September 30, 2001 because we did not generate revenue, but we incurred $526 of G&A expenses.

  Our  loss after cumulative effect on prior year (to December  31,
2001) of change in accounting principle was $70,862 for the nine months ended September 30, 2002. We incurred this loss because we did not generate sufficient revenue for services provided to cover all our costs and expenses. The loss after cumulative
effect  on  prior   year  (to  December  31,  2001)  of  change  in
accounting principle was $1,076 for the nine months ended September 30, 2001 because we did not generate revenue, and we incurred $550 of incorporation expense for incorporating our company and general office expenses of $526.

  Our loss after cumulative effect on prior year (to December 31, 2001) of change in accounting principle was $7,438 for the period from inception (March 14, 2001) to December 31, 2001. We incurred this loss because we did not generate sufficient revenue for services provided to cover all our costs and expenses.

  Our  loss after cumulative effect on prior year (to December  31,
2001) of change in accounting principle was $78,300 for the period from inception (March 14, 2001) to September 30, 2002. We incurred this loss because we did not generate sufficient
revenue   for   services  provided  to  cover  all  our  costs  and
expenses.

Liquidity and Capital Resources

Cash

  We had a net increased of $4,528 in our cash position during the nine months ended September 30, 2002 as compared to a net increase of $48,620 during the nine months ended September 30, 2001. Form inception (March 14, 2001) to September 30, 2002, our net cash position increased by $35,748.




PAGE-24-




Net cash paid for operating activities

  We used $90,265 of cash for operating activities for the nine months ended September 30, 2002 as compared to $2,926 for the nine months ended September 30, 2001. The amount of cash used for operating activities during the period from inception (March 14, 2001) to September 30, 2002 was $112,517.

Cash flow from investing activities

  We purchased furniture, fixture, office equipment and computer software with cash in the amount of $4,400 during the nine months ended June 30, 2002. We did not spend any cash on investing activities during the nine months end September 30, 2001. Our total cash purchase of furniture, fixture, office equipment and computer software was $5,165 for the period from inception (March 14, 2001) to September 30, 2002.

Cash flow from financing activities

  We received net cash proceeds of $101,930 from issuance of 1,166,500 shares of our common stock and cash of $503 from the minority stockholders of one of our subsidiaries, CEP (USA), Inc. for their equity investment in this company during the nine months ended September 30, 2002. During this period, one of our stockholders advanced cash of $12,383 to us to pay for our expenditures incurred during the normal course of business. During this period, we fully repaid this amount, and $3,217 of amount due to this stockholder outstanding at the beginning of this period.

  We received cash proceeds of $51,020 from issuance of 3,000,000 shares of our common stock during the nine months ended September 30, 2001. During this period, one of our stockholders advanced cash of $526 to us to pay for our expenditures incurred during the normal course of business.

  From inception (March 14, 2001) to September 30, 2002, we raised cash of $152,950 from issuance of a total of 4,166,500 shares of our common stock, and received cash of $503 from the minority stockholders of one of our subsidiaries, CEP (USA), Inc. for their equity investment in this company. During this period, one of our stockholders advanced cash of $15,600 to us to pay for our expenditures incurred during the normal course of business. We fully repaid this amount prior to .September 30, 2002

Cash needs for the next twelve months

  Our auditors did not express a going concern opinion in the audited financial statements as of December 31, 2001 because at the time the audit opinion was issued, the auditors were aware of the completion of our offering we conducted in Nevada in January of 2002. With the expected proceeds from this offering, the cash on hand as of December 31, 2001, and business conditions as of March 28, 2002 (the date of the audit report), it was determined that we would have sufficient financial resources to support our operations for the twelve months ending April 30, 2002. As a result, the auditors did not express a going concern opinion.

  In April of 2002, due to existing and expected workload, we started to incur greater overhead (attributable to higher salaries for full-time employees, and related office expenses). In July of 2002, Our arrangement for office space at 1201 Alexandra House, Central, Hong Kong was terminated. As a result, we were forced move into an office with a higher monthly rental amount. Because of additional employees, a new office and expected salaries for employees, officers and directors, we may not have sufficient financial resources to support our operations for the twelve months period from October 1, 2002 to September 30, 2003 if we do not generate sufficient revenues and/or if we fail to raise equity capital as appropriate. Based on current information on hand and our latest expectation of our operations for the next twelve months, we may have a potential going concern issue within the next twelve months.




PAGE-25-




  As of September 30, 2002, we had $35,748 of cash. This amount of cash will not be sufficient to cover our cash needs in the next 12 months for operating activities before revenues, which is estimated at approximately $220,000 in the next twelve months. In order to meet our estimated cash needs during this period, we need to accomplish all of the following:

  1.   Completion of the Korean Project currently in progress;

  2.    Commencement  of  work  upon receipt of  the  required cash
     deposit  from Vega Infotek Co. Ltd., and completion of    this
     project;

  3.   Completion of the listing exercise for CEST Co. Ltd.;

  4. Provision of services to Wink (USA), Inc. under the consulting agreement we entered into in September of 2002;

  5. Our wholly owned subsidiary, Yellowstone (Hong Kong) Limited, is successfully in securing the contract currently under negotiation with a Hong Kong consulting firm to become a sub-contractor on consulting services for a fixed monthly fee of HK$10,000; and

  6. Securing and completion of an additional assignment which will generate cash revenue to us of at least $30,000 if the listing exercise for Vega Infotek Co. Ltd. does not materialize.

  We cannot give assurance that we can accomplish all of the above tasks to generate the cash we need for the next 12 months. There will be a shortfall in our cash if we fail to accomplish any one of these tasks. We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable. Furthermore, our ability to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations or raising equity capital. There can be no assurance that such alternatives can be accomplished on satisfactory terms, if at all, or in a timely manner. If we do not have sufficient cash resources when needed, we will not be able to continue our operations as a going concern.

  Our priorities for the next 12 months of operations are:

  1. Completion of the Korean Project currently in progress - The registration statement for this project to be filed with the SEC is presently under development. We cannot give assurance that this project can be complete within the next 12 months.

  2.   Commencement and completion of the listing exercise for Vega
     Infotek Co. Ltd.  we were contracted for in June of 2002.   We have
     not received our required cash deposit from our client. We will not commence any work on this project until we are paid with a cash deposit. We cannot give assurance that we will ever commence work on this project, or if we start work, we can complete this project within the next 12 months.

  3. Completion of the listing exercise for CEST Co. Ltd - Jupiter Capital Korea Co. Ltd., our cooperation partner, has commenced collection of company information for the preparation of a business plan and for the preparation of a registration statement to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended;




PAGE-26-




  4. Provision of services to Wink (USA), Inc. under the consulting agreement we entered into in September of 2002 - we have commenced to provide consulting services to Wink (USA), Inc.;

  5. Assisting our wholly owned subsidiary, Yellowstone (Hong Kong) Limited, to successfully secure the contract currently under negotiation with a Hong Kong consulting firm to become a sub-contractor on consulting services for a fixed monthly fee of HK$10,000; and

  6. Secure and completion of an additional assignment which will generate cash revenue to us of at least $30,000 if the listing exercise for Vega Infotek Co. Ltd. does not materilze

  7. Organizing seminars to educate potential clients - Most people in Asia recognize the importance of American capital markets in terms of stability and liquidity. Unfortunately, these same people are not familiar with (a) the procedure to access US markets, (b) the responsibilities of a fully reporting company registered with the United States Securities and Exchange Commission and (c) the regulations and laws governing the raising of capital in the US.
     We plan to organize seminars to educate potential clients about the risks, benefits and responsibilities related to raising capital and being listed on an exchange in the United States. No seminars have been organized or planned as of yet. We target to host our first seminar during the last quarter of 2002. Thereafter, we plan to have one seminar in each quarter. We will start the seminars on a small scale with a targeted number of five to ten attendants per seminar. The attendants will be invited to come to our seminars free of charge. We estimate that the cost for each seminar is approximately $1,000.

  8. Developing our network of contacts - We are a service oriented company and our assignments involve the participation of qualified professionals. Our network of contacts to provide these services consists of two groups: (1) professional firms such as law firms, accountants, broker/dealers and transfer agents, which are required for publicly-traded companies; and (2) corporate finance houses, individual professionals and friends and family. The first group of professionals will assist our clients with the process of becoming fully reporting and publicly-traded. The second group will be relied upon to offer referrals and to generate word of mouth advertising. We are developing our network of contacts through introduction of contacts by the friends and past business associates of our directors and officers. We also receive leads of contacts through referrals from organizations having a working relationship with us such as Westpark Capital, Inc. and Yellowstone Incorporating Services, Inc. We do pay any introduction or referral fees to any parties for introducing contacts to us.

    9.   Raising of equity capital for cash.

B.  Risk Factors

We may be unable to continue as a going concern if we fail to generate sufficient revenues and/or fail to obtain additional capital.

  We are a development stage entity with limited operations. For the period from our date of incorporation on March 14, 2001 to June 30, 2002, have incurred a total loss of $53,626 on revenues of $14,024. To the extent that we are unable to generate sufficient revenues and cash flows to support our operations, we will have to seek additional working capital from private or public financing sources. There are no assurances that additional financing will be available, or if available, will be on terms acceptable to us. If adequate working capital is not available we may not be able to continue our operations as a going concern.




PAGE-27-




  The financial statements present else where in this registration statement do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should we be unable to continue as a going concern.

We face potential losses and liabilities in the course of business

  When we assist our client companies attain listing status, we may purchase their common stocks after these stocks have been registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). Afterwards, we will then distribute these stocks to our stockholders at no charge to them. Because we are buying these stocks firstly and then distribute them, we and our management will be considered as an underwriter under Section 2(11) of the Securities Act which defines an underwriter as "any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, but such term shall not include a person whose interest is limited to a commission from an underwriter or dealer not in excess of the usual and customary distributors' or sellers' commission". Underwriters face significant legal risks, and the volume and amount of damages claimed in lawsuits against financial intermediaries are increasing. These risks include potential liability under federal and state securities and other laws for allegedly false or misleading statements made in connection with securities offerings and other transactions. We also face the possibility that our clients will claim that we improperly fail to apprise them of applicable risks or that they were not authorized or permitted under applicable corporate or regulatory requirements to enter into transactions with us and that their obligations to us are not enforceable. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending against litigation. Substantial legal liability or a regulatory action against us could have a material adverse effect on our financial position and operations.

We rely on a limited number of clients from which we earn revenues.

  As of June 2002, we only had three contracted clients all of which are based in Korea. Work for two clients is in progress. Work on one of the clients will not commence until we receive a cash deposit. We cannot assure you that we will receive the require cash deposit and that we will ever commence work on this project. Our wholly owned subsidiary, Yellowstone (Hong Kong) Limited is currently negotiating with a Hong Kong consulting firm to become a sub-contractor on consulting services for a fixed monthly fee of HK$10,000. We cannot give assurance that
Yellowstone Hong Kong can ever successfully conclude this negotiation. We cannot guarantee you that we will be able to secure additional clients, in light of the risks associated with the consulting services we provide. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to cost-effectively market and provide our services, competition, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to address these risks could limit our ability to increase our number of clients, and generate sufficient revenue to support the financial needs of our operations as a going concern.

  Our business is dependent on revenues received from fees related to the services we provide our clients. If we fail to market our services and thereby attract new customers or maintain existing relationships, we will be unable to generate sufficient revenue and cash flow to meet our financial obligations.




PAGE-28-




  We rely on third parties to perform much of the work required by our clients and their failure to perform satisfactorily may cause damages to our reputation

  We are a service-oriented company and therefore our reputation is an important element in our development. For our listing exercise engagements, we rely on third parties to perform much of the work requird. These third parties include law firms which prepare documents for listing purposes, and other consultants who identify and introduce market makers to our clients. In addition, if we act as a Joint Project Manager, we rely on our cooperation partner to prepare/revise business plans. We do not have any control on the performance of these third parties with respect to the quality of work or timeliness of performance. If these third parties fail to perform to the satisfaction of our clients, our reputation will be damaged. As a consequence, it could be difficult for us to retain clients in the future and our business plan would be adversely affected.

Our   need   for  additional  capital  may  adversely  affect   our
operations.

  As of June 30, 2002, we had $78,126 of cash. This amount of cash will not be sufficient to cover our cash needs in the next 12 months for operating activities before revenues, which is estimated at approximately $220,000, and investing activities of approximately $4,500, which are for the purchase of equipment and furniture. In order to meet our estimated cash needs during this period, we need to accomplish all of the following:

  1.   Completion of the Korean Project currently in progress;

  2. Commencement upon receipt of the required cash deposit from client, and completion of the project we were contracted for in June of 2002 to assist another Korean corporation attain listing on the OTCBB;

  3. Our wholly owned subsidiary, Yellowstone (Hong Kong) Limited, is successfully in securing the contract currently under negotiation with a Hong Kong consulting firm to become a sub-contractor on consulting services for a fixed monthly fee of HK$10,000; and

  4. Securing and completion of an additional assignment which will generate cash revenue to us of at least $30,000.

  We cannot give assurance that we can accomplish all of the above four tasks to generate the cash we need for the next twelve months. There will be a shortfall in our cash if we fail to accomplish any one of these four tasks. We may need to raise additional capital on a continuous basis to fund our operations for the next twelve months and for future operations. There can be no assurance that we will be able to raise needed capital on terms favorable to us, if at all. If we are unable to secure sufficient capital in the future, our ability to pursue our business strategy and our results from operations may be impaired. There is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. The failure to raise any needed additional funds will have a material adverse effect on us. If we do not have sufficient cash resources when needed, we will not be able to continue our operations as a going concern.

  To the extent:

1. Our growth requires additional capital, we are not certain that additional capital will be available to us on commercially reasonable terms or at all;
2. Our inability to obtain additional capital, if needed, would adversely affect our business and could cause us to curtail our expansion; and
3. We are required to sell our equity securities to raise operating capital; the stock interests of our stockholders could be substantially diluted.




PAGE-29-




We may not be able to compete against our larger competitors.

  Our management has not obtained market research, conducted by independent and qualified professionals, to indicate that demand exists for the type of services we intend to offer. We also have no access to information as to the number of professional firms providing services similar to those we are contemplating. Our officers and directors, however, are aware that all major US investment banks have established offices in Hong Kong. These offices offer a full range of investment banking services, including initial public offerings in the US, to companies in Hong Kong and the PRC.

  Our management believes that major U.S. investment banking firms offer services to assist companies enter the capital markets by way of attaining listings on stock exchanges. Investment banks provide consulting and advisory services to assist companies become reporting and publicly-traded. It is in this manner that we will be competing with major investment banks.

  Although raising or finding capital for such companies is one service of the many that the investment banks provide, we have no intention of offering this service neither at this time nor at any time in the future. Thus, our management believes that we are not subject to registration as a broker/dealer pursuant to Section 15 of the Exchange Act.

  We will remain an insignificant participant among the firms that provide services to assist foreign companies to become publicly-traded in the US. There are many consulting firms and financial services firms that have significantly greater financial and personnel resources and technical expertise than we do. Accordingly, we cannot guarantee you that we will be able to compete successfully in our targeted markets.

Our failure to develop and market our services may limit our potential revenues and the value of your shares.

  Our success will depend, in part, on our ability to develop our planned consulting and advisory services, to attract customers and to assemble a client support network. If we fail to accomplish our objectives, we will be able to conduct only limited business or none at all. Our inability to build our services could have the following results:

1.   Decreased ability to generate revenues,
2.   Decreased shareholder value or
3.   Dissolution of our Company.

Our management is involved with other business activities, which could reduce the time they allocate to our operations.

  Because some of our officers and directors are, and may, in the future, become involved in other business activities, our officers and directors may face a conflict of interest in allocating their working time between us and other business interests. We have not formulated a policy for the resolution of such conflicts. Because such conflicts or other potential conflicts may not be resolved in our best interests, you should exercise caution before your purchase our common stock.

  Our director and President, King Kwok Yu, and our director and Chief Operating Officer, Kai Hon Chan, are directors of Equity Finance Holding Corporation, which provide consulting services similar to ours. Messrs. Yu and Chan do not participate in managing the daily business affairs of and have not performed any work for Equity Finance Holding Corporation.




PAGE-30-




Item 3.  Description of Property

A.  Description of Property

  Our principal offices are located at Suite 1201, Alexandra House, 16-20 Chater Road, Central, Hong Kong, telephone: (852) 2905-
1388.   These offices comprise a fully furnished room of  about  80 square  feet  for the exclusive use of our directors and  officers,
and   two  fully  furnished  conference  rooms  shared  with  other occupants of the premises. Our use of these offices was arranged under a Representative Office Agreement made with Jupiter Capital Limited on October 26, 2001. Under this agreement, Jupiter Capital Limited provides us with various kinds of office services in Hong
Kong   including  but  not  limited  to  reception  services,  mail forwarding and use of office space at a monthly charge of $1,181 per month. This Agreement has no provision for the revision of the monthly charge and is terminable subject to a one-month notice from
either  party.   Since November of 2001, we have been  using  these
premises on a continuous basis.  On July 15, 2001, Jupiter  Capital
Limited   served  a  one-month  notice  to  us  to  terminate   the
Representative Office Agreement with effect on August 15, 2002 because it is relocating its office. On July 25, 2002, the Company entered into a Monthly Rental Agreement with Jupiter Capital Limited to rent 480 square feet of space for our exclusive use and 2,552 square feet of space for common use at a monthly rental of $3,369 at 21/F Centre Point, 181-185 Gloucester Road, Wan Chai, Hong Kong, with effect on August 16, 2002.

  In addition, we have entered into the following agreements, under which our directors, officers and employees, shall be provided with non-exclusive use of the office space at the office locations shown below:

Agreement   Counter Party to the Contract         Term       Charges
              and Location of its leased
                        office                                (1)(2)
------------------------------------------------------------------------

Sub-        Yellowstone Incorporation       November 12,     $17,4
Contractin  Services, Inc.                  2001 to          00
g And Name- 2980 S. Rainbow Blvd.  Suite    November 11,     for
Use Right   200F                            2004             three
Agreement   Las Vegas, Nevada 89146,                         years
            U.S.A. (3)

Sub-        Foshan Hung Law Investment      Non-cancelable   $500
Contractin  Planning Limited                for the period   per
g And Name- Suite 602, 101 Ren Min Road,    from December    month
Use Right   Foshan, Guangdong, People's     1, 2001 to
Agreement   Republic of China               November 30,
                                            2002 with one
                                            month
                                            termination
                                            notice required
                                            thereafter

Footnotes:

(1) These charges are for the services provided to us with mail sorting/forwarding, photocopying and facsimile transmitting services, and for our non-exclusive right to use the office space occupied by Yellowstone Incorporating Services, Inc. and Foshan Hung Law Investment Planning Limited. Please refer to Part I, Item
1. Description of Business for key terms on our agreement with these two companies. We have used the office space of these two companies for business meetings when our officers and directors traveled to Las Vegas and Foshan. Our first annual stockholders' meeting was held on May 31, 2002 at office space in Las Vegas, U.S.A. provided by Yellowstone Incorporating Services, Inc. at no charge to us.
(2) We made two payments totaling $17,400 to Yellowstone Incorporating Services, Inc. during November of 2001 and December of 2001. We are making payments of $500 to Foshan Hung Law Investment Planning Limited on a monthly basis.
(3) With effect on July 25, 2002, the office address of Yellowstone Incorporating Services, Inc. is 9599 West Charleston Blvd #1065 Las Vegas, Nevada 89117 U.S.A.




PAGE-31-




B.  Investment Policies

  Our management does not currently have policies regarding the acquisition or sale of real estate assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item  4.   Security  Ownership  of Certain  Beneficial  Owners  and
Management

A.  Security Ownership of Certain Beneficial Owners and Management

  The following table sets forth as of August 11, 2002 certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our directors and executive officers and

  3.   All of our directors and executive officers as a group.

  Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

 TITLE OF           NAME AND ADDRESS           AMOUNT AND   % OF
  CLASS           OF BENEFICIAL OWNER          NATURE OF    CLASS
                                               BENEFICIAL
                                                 OWNER
------------------------------------------------------------------------
Common     King Kwok Yu, President and          500,000     8.04%
Stock      Director(1)

Common     Kai Hon Chan, Chief Operating        200,000     3.22%
Stock      Officer and Director(1)

Common     Ka Yiu Ip, Chief Financial           200,000     3.22%
Stock      Officer and Director(1)
------------------------------------------------------------------------
           Officers and Directors as a Group    900,000     14.47%
                                              --------------------------
Common     Mr. William Lam and Mrs. Lisa Lam    700,000     11.26%
Stock      (2)

Common     Mr. Dana Anderson and Mrs. Eileen    415,000     6.68%
Stock      Anderson (3)

Common     Neo Poh Hock (4)                     400,000     6.43%
Stock

Common     Tia Owen (5)                         317,632     5.11%
Stock

Common     Lun Ton Cheng (6)                    133,334     2.14%
Stock

Footnotes:

(1) The address of officers and directors in the table is c/o Yellowstone Corporate Services, Inc., Suite 1201 Alexandra House, 16-20 Chater Road, Hong Kong until August 15, 2002, and is c/o Yellowstone Corporate Services, Inc., 21/F, Centre Point, 181-185 Gloucester Road, Wan Chai, Hong Kong with effect on August 16, 2002.




PAGE-32-




(2) Mr. William Lam and Mrs. Lisa Lam, husband and wife, are the beneficial owners of Sharpsville Investments Limited and Wellco USA, Inc. Sharpsville Investments Limited is the registered stockholder of 200,000 shares of our common stock. Wellco USA, Inc. is the registered stockholder of 500,000 of our common stock. Mr. and Mrs. Lam are also the beneficial owners of Jupiter Capital Limited, which has a Representative Office Agreement with us. This Agreement will be terminated on August 15, 2002. On July 25, 2002, we entered into a Monthly Rental Agreement with Jupiter Capital Limited to rent 480 square feet of space for our exclusive use and 2,552 square feet of space for common use at a monthly rental of $3,369 at 21/F Centre Point, 181-185 Gloucester Road, Wan Chai, Hong Kong, with effect on August 16, 2002. Mr. and Mrs. Lam can be contacted at Suite 1201 Alexandra House, 16-20 Chater Road, Hong Kong until August 15, 2002, and is c/o Yellowstone Corporate Services, Inc., 21/F, Centre Point, 181-185 Gloucester Road, Wan
  Chai, Hong Kong with effect on August 16, 2002.
(3) Mr. Dana Anderson and Mrs. Eileen Anderson are husband and wife. Mr. Anderson is the beneficial owner of 160,000 shares of our common stock. Mrs. Anderson is the beneficial owner of 105,000 shares of our common stock. Mr. And Mrs. Anderson are the beneficial owners of Ballycastle Enterprises, which is the registered owner of 75,000 shares of our common stock, and Redmoore Holdings Ltd., which is the registered owner of 75,000 shares of our common stock. Mr. And Mrs. Anderson received all the shares of our common stock currently beneficially owned from the distribution by Qu Corp as described in Footnote 5 below and in Part II, Item 4 "Recent Sale of Unregistered Securities."
(4)  The address of Neo Poh Hock is 16/F, 128 Lockhart Road, Wan
Chai, Hong Kong.
(5) Tia Owen received 317,632 shares of common stock in May of 2002 from a distribution by Qu Corp of our common stock originally registered in its name. Qu Corp incorporated our company in the State of Nevada, and completed a document required under Rule 504 of Regulation D of the Securities Act for us. As part of compensation for services provided to us, Qu Corp received 2,052,632 shares of our common stock in March of 2001. In May of 2002, Qu Corp distributed these shares to 22 individuals and corporate entities including 317,632 shares to Tia Owen who is the sole shareholder, officer and director of Qu Corp. Please refer to
Part II, Item 4. "Recent Sale of Unregistered Securities" for the list of recipients who received our common stock in this distribution. We understand that each recipient who received our common stock in this distribution have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. We and Qu Corp are two independent consulting firms, and we do not have any verbal or written agreements with Qu Corp to engage its services for any of our future assignments. The address of Qu Corp. and Tia Owen is 3266 Dawnflower, "A," Las Vegas, Nevada 89121.
(6) Mr. Lun Ton Cheng is one of our founding shareholders. He purchased 400,000 shares of our common stock, representing 6.43% of our currently issued and outstanding common stock, for a cash consideration of $10,000 in March of 2001. In May of 2002, he distributed 266,666 shares of our common stock, representing 4.29% of our currently issued and outstanding common stock, to Richard Chor-Wah Lum in a private transaction, and retained 133,334 shares of our common stock. We understand that understand Mr. Cheng and Mr. Lum have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The address of Mr. Cheng is B1 Flora garden, 9/F, 50 Cloudview Road, Hong Kong. The address of Mr. Lum is 350 Pawnee Place, Fremont, California 94539, U.S.A.




PAGE-33-




B.  Change in Control

  No arrangements exist that may result in a change of control of Yellowstone.

Item  5.   Directors and Executive Officers, Promoters and  Control
Persons

A.  Directors, Executive Officers and Significant Employees

  The following table sets forth certain information with respect to each of our executive officers or directors.


    NAME       AGE         POSITION           PERIOD SERVING   TERM
----------------------------------------------------------------------------
King Kwok Yu   49    President and Director    May 2002-2003     1 year(1)

Kai Hon Chan   50    Chief Operating Officer   May 2002-2003     1 year(1)
                     and Director

Ka Yiu Ip      45    Chief Financial Officer   May 2002-2003     1 year(1)
                     and Director

Footnotes:

(1) Directors hold office until the next annual stockholders' meeting to be held in 2003 or until a successor or successors are elected and appointed.

  Set forth below are summary descriptions containing the name of our directors and officers, all positions and offices held with us, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last 20 years:

  Mr. King Kwok Yu, Director and President, received a Bachelor of Arts in Economics from York University (Canada) in 1976, a Master of Arts in Economics from University of California, Santa Barbara in 1977 and a Masters in Business Administration in Accounting from Golden Gate University in San Francisco, California in 1979. Mr. Yu registered as a Certified Public Accountant with the Board of Accountancy of the State of California in 1982 and now holds an inactive Certified Public Accountant status. In 1984, Mr. Yu became an Associate Member of the Hong Kong Society of Accountants. From 1979 to 1984, Mr. Yu was Staff Auditor/Audit Supervisor to Oppenheim, Appel, Dixon & Co. (which included the practice of Robinson, Sain, Snyder & Reiss) in San Francisco and Los Angeles, California. From 1984 to 1987, Mr. Yu was Audit Supervisor/Assistant Audit Manager to the Hong Kong offices of Ernst & Whitney and Spicer & Oppenheim. From 1987 to 1988, Mr. Yu served as Group Financial Controller to Glynhill International Limited in Hong Kong. From 1988 to 1990, Mr. Yu was Group Chief Accountant to Polly Peck International (Hong Kong) Limited. In 1991, Mr. Yu was Director to PHINA Corporate Finance Services
(Asia) Limited in Hong Kong. From 1992 to 1994, Mr. Yu was Group Finance Director to Cathay International Group based in Hong Kong. From 1992 to 1994, Mr. Yu also provided professional advisory services to Cathay International Group through D.M. Forant Inc., a company incorporated in the State of Delaware and to which Mr. Yu was the sole stockholder, director and officer. D.M. Forant Inc. did not render professional advisory services to any other entities, and has not carried out any activities since 1995. From 1994 to 1997, Mr. Yu served as Director and Chief Financial Officer to Pharmaceutical China Inc., British Virgin Islands, Faulding China Limited, Hong Kong, and Foshan Faulding Pharmaceutical Co. Ltd., P.R.C. From 1997 to 1998, Mr. Yu served as Executive Director to Richard King & Company Limited, of which he had been a director since 1991. From February 1999 to April 1999, Mr. Yu has served as Consultant and Associate Director to Hantec Asia Alliance Capital (China) Limited. In May 1999, Mr. Yu formed Paddington Inc. with Mr. Richard Che Keung Wong and Mr. Hardy Kung Chin Lok.




PAGE-34-




Paddington Inc. was then a Blank Check Company with Common Stock registered under the Securities Act of 1933 (the `Securities Act") or the Securities Exchange Act of 1934 (the "Exchange Act"). As defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act. From May 1999 to September 2000, Mr. Yu served as a director to Paddington Inc. Mr. Yu resigned as a director to Paddington Inc. in September 2000 after it effected a merger with Supply Chain Services Limited and changed its company name to Supply Chain Services, Inc. in August 2000. From May 2000 to January 2002, Mr. Yu was the Secretary, Treasurer and Controller of Supply Chain Services, Inc. In
September 2000, Mr. Yu was appointed as a director and treasurer to Global Recreation Inc. who filed a registration statement F-1 with the Securities and Exchange Commission in the same month. Global Recreation Inc.'s registration statement F-1 has yet to be declared effective by the Securities and Exchange Commission. In December 2000, Mr. Yu was appointed as a director to Equity Finance Holding Corporation which is a reporting company under the Exchange Act. In April, 2001 Mr. Yu was appointed as a director to QVP International Limited which is a reporting company under the Exchange Act. On July 29, 2002, Mr. Yu submitted his resignation to resign from all positions held with Global Recreation Inc., QVP International Limited and Equity Finance Holding Corporation with immediate effect. Mr. Yu is also an independent consultant to Omnitech group Limited whose shares are listed on The Stock Exchange of Hong Kong Limited. Moreover, Mr. Yu serves as a director to several other Hong Kong, British Virgin Islands and US non-reporting companies, all of which have not carried out any business activities in the last five years, and all of which remain inactive as of the date of filing of this registration statement. Since March 2001, Mr. Yu has been our director and president.

  Mr. Kai Hon Chan, Director and Chief Operating Officer, received his Bachelor of Arts in Administrative Studies from York University, Toronto (Canada) in 1979, and a Certificate of Computer Programming from Control Data Corporation, Toronto (Canada) in 1979. From 1979 to 1981, Mr. Chan held the position of Sales Manager at Fairmont Industries Limited (Hong Kong). The position at Fairmont required Mr. Chan to develop new markets and sales programs for the sales and marketing of Silk Garments worldwide. Mr. Chan was recruited as an EDP Department Manager in 1981 for Joyce Boutique (Hong Kong). He was delegated with the responsibility of developing computer software programs for the Joyce Boutique's point-of- sales, inventory and accounting systems. In 1983, Mr. Chan started his owner computer business that provided total solutions of hardware and software for companies in Hong Kong and in the People's Republic of China. In 1987, Mr. Chan moved to Toronto, Canada and worked for Kitronics, a computer hardware company that was involved in the sales of personal computers. In 1990, Mr. Chan was involved as an independent agent for several United States and Canadian companies, and represented these companies in the purchases of various kinds of products from the People's Republic of China. From 1997 to 2000, Mr. Chan operated Honmark Company Limited as a major stockholder and provided corporate financial planning services. In December 2001, Mr. Chan was appointed as a director to Equity Finance Holding Corporation, which is a reporting company under the Exchange Act. On July 30, 2002, Mr. Chan submitted his resignation to resign as a director to Equity Finance Holding Corporation with immediate effect. Mr. Chan is also a director to StoneOne, Inc., our subsidiary company. StoneOne, Inc. filed a registration statement on Form 10SB as a Blank Check Company on June 17, 2002 to become a reporting company under the Exchange Act. Mr. Chan has been our director and chief operating officer since March, 2001.




PAGE-35-




  Mr. Ka Yiu Ip, Director and Chief Financial Officer, received a diploma in accountancy from Hong Kong Polytechnic in 1979 and registered as a Certified Public Accountant and associate member of the Chartered Association of Certified Accountants of the United Kingdom in 1985. From 1997 to 1980 Mr. Ip was an audit trainee in Price Waterhouse & Co,-Hong Kong. From 1980 to 1982 Mr. Ip was an audit senior in John Byrne & Co, an associate of Grant Thornton of the US. From 1982 to 1985, Mr. Ip worked as an audit manager at the local firm, Messrs. S.H. Yeung & Co... From 1985 to 1986, Mr. Ip was the Financial Controller of a public listed company, Far East Hotels & Entertainment Co Ltd., reporting to the Managing Director and Chairman. From 1986-1987, Mr. Ip was the Chief Accountant at Glynhill International Limited, a listed company in Hong Kong, reporting to the Group Financial Controller. Since 1987, Mr. Ip has been a sole proprietor of the accounting practice, Ip Ka Yiu Certified Public Accountant (Hong Kong). Mr. Ip has been our director and chief financial officer since March 2001. Mr. Ip is also a director to StoneOne, Inc., our subsidiary company. StoneOne, Inc. filed a registration statement on Form 10SB as a Blank Check Company on June 17, 2002 to become a reporting company under the Exchange Act. Mr. Ip has been our director and chief financial officer since March 2001.

Item 6.  Executive Compensation

A.   Remuneration of Directors, Executive Officers and  Significant
  Employees

  We do not have employment agreements with our executive officers. We have yet to determine the appropriate terms needed for the creation of employment agreements for our officers. There has been no discussion with any of our officers regarding any potential terms of these agreements, nor have such terms been determined with any specificity. We plan to have these agreements completed by the beginning of the next year. On September 30,
2002, our Board of Directors had a meeting during which it was approved that special bonuses be paid immediately to King Kwok Yu and Kai Hon Chan, in the amount of US$4,000 and US$3,500 respectively in recognition of their satisfactory performance in their capacities as our officers. Further, it was approved that King Kwok Yu and Kai Hon Chan, as our officers, should draw monthly salaries of US$3,205 and US$2,564 with effect from September of 2002 until we enter into employment agreements with them next year. These compensations are borne by our wholly-owned subsidiary, Yellowstone (Hong Kong) Limited. King Kwok Yu and Kai Hon Chan had not drawn salaries since they were appointed to their positions to August of 2002.


                  Summary Compensation Table

                      Annual                  Long-Term Compensation
                   Compensation
               -------------------   ----------------------------------------
               -------------------   ----------------------------------------

  Name and     Year  Salary  Bonus  Other    Restr   Securi    LTIP   All
  Principal                         Annual   icted   ties      Pay-   Other
  Position             ($)   ($)    Compen-  Stock   Underl    outs   Compen-
                                    sation   Awards  ying      ($)    sation
                                     ($)      ($)    Options           ($)
                                                      (#)

King Kwok Yu   2002  3,205  4,000     0        0       0        0       0

               2001     0     0       0        0       0        0       0
 President
and Director


Roy Kai Hon    2002  2,564  3,500     0        0       0        0       0
Chan
               2001     0     0       0        0       0        0       0
  COO and
  Director


 Ka Yiu Ip     2002     0     0       0        0       0        0       0

               2001     0     0       0        0       0        0       0
  CFO and
  Director


Compensation of Directors




PAGE-36-




  There were no arrangements pursuant to which any director was compensated for the period from March 13, 2001 to December 31, 2001, for services provided as a director.

Item 7.  Certain Relationships and Related Transactions

  Our Board of Directors has adopted a policy to pay a referral fee to our stockholders, officers, directors, and employees in the event that we have successfully completed an assignment as either a Joint Project Manager or a Sole Project Manager as a result of receiving a referral from any of these parties. The amount of the referral fee payable by us to any of these parties is determined on a negotiated basis and is in line with that payable to independent consultants, which has a maximum of 15% on our project management fee including both the cash component and stock compensation, if any. If we receive a direct referral from an independent consultant, we either serve the client together as Joint Project Managers, if responsibilities are shared between us, or we act as the Sole Project Manager, if the referring consultant is not involved in the provision of services. The referral fee for each individual project is determined by negotiation and is only payable after the referred assignment is successfully completed. The current cash component of our standard joint project management fee is $150,000. Our current sole project management fee is $90,000 to $150,000, depending on negotiation, plus a negotiated amount of stock compensation. Our directors review these charges periodically and adjust them to enhance our competitiveness under prevailing market conditions. The payment of successful-basis referral fees to our stockholders, officers, directors and employees is designed to serve as an incentive for them to develop our business with a collective effort.

  In September 2001, through Mr. William Lam, we secured an engagement as Joint Project Manager with Jupiter Capital Korea Limited to assist a Korean based client to seek for quotation on the OTCBB in the United States. We have commenced work on this engagement. Upon successful completion of the Korea Project, we will pay a referral fee in the cash amount of $4,500 to Mr. Lam. In addition, we secured the right for a company owned by Mr. Lam to acquire 30,000 shares of restricted common stock of the company to be listed for the Korean Project. We did not enter into a written agreement with Mr. Lam for this referral fee. Mr. William Lam and his wife, Mrs. Lisa Lam, beneficially own 700,000 shares of our common stock - of which 200,000 shares are held by Sharpsville Investments Limited, a BVI company, which purchased these shares on 3/28/2001, and 500,000 shares of which are held by Wellco USA Inc., a Nevada corporation, which bought these shares during the Regulation D, Rule 504 offering that was closed in January 2002.

  In connection with the Korea Project, we engaged Qu Corp as our sub-contractor to perform certain services in September of 2001. Qu Corp is a Las Vegas, Nevada-based consulting firm providing services in new company formation and development of documents for listing exercises. Qu Corp incorporated our company in the State of Nevada, and completed a prospectus required under Rule 504 of Regulation D of the Securities Act of 1933 for us. As part of compensation for services provided to us, Qu Corp received 2,052,632 shares of our common stock in March of 2001. In May of 2002, Qu Corp distributed these shares to various individuals and corporate entities including 317,632 shares to Tia Owen, who is the President and sole owner of Qu Corp. Please refer to Part II, Item. 4, "Recent Sales of Unregistered Securities" for a list of the recipients of our common stock in this distribution. We and Qu Corp are two independent consulting firms, and we do not have any verbal or written agreements with Qu Corp to engage its services for any of our future assignments.

  For the compensation as specified below, Qu Corp provided the following services to us for the Korean Project:

  1. Formation of a new Nevada corporation and formation of a "minute book" for a compensation of 5% of the issued and outstanding shares of this company;




PAGE-37-





  2.    Preparation and filing of all documents required under Rule
     504 of Regulation D of the Securities Act of 1933, development of a prospectus pursuant to the Securities Act, and coordinating other related required documents for a cash compensation of $20,000; and
  3. Development of a registration statement on Form 10-SB for filing with the SEC under Section 12(g) of the Securities Exchange Act of 1934 for a cash compensation of $25,000.

  For the Korean Project, we also sub-contracted the legal firm, Harold P. Gewerter, Esq., Ltd., in February of 2002 to prepare a registration statement under the Securities Act of 1933 for filing with the SEC for a cash compensation of $5,000 plus 50,000 shares of common stock of the company to be listed. Qu Corp agreed to bear both the cash compensation and stock compensation payable to the legal firm because our sub-contracting fee payable to Qu Corp includes preparation of a registration statement. Harold P. Gewerter, Esq., Ltd. is also helping us to develop and file this registration statement at the expense of Qu Corp. Qu Corp is our consultant in our exercise to become listed on the OTCBB. In May of 2002, we reached a decision to terminate the services of Qu Corp and Harold P. Gewerter, Esq., Ltd. for the Korean Project. Agreement was reached in May of 2002 with Qu Corp that they should only be compensated at a cash payment of $10,000 for the work already completed which included formation of a new Nevada Corporation and drafting of documents required under Rule 504 of Regulation D of the Securities Act. We also reached agreement in June of 2002 with Harold P. Gewerter, Esq., Ltd. that its engagement with us for the Korean Project could be terminated with no charge to us. The legal firm David Wagner & Associates, P.C., has been appointed by us to develop documents for listing purposes for the Korean Project. In addition, we appointed Frank Sherman in July of 2002 as a sub-contractor at a cash charge of $4,500 to be our information coordinator in the US and to introduce US registered broker/dealers to us for the Korean Project. Mr. Sherman is our stockholder and the President of Yellowstone Incorporating Services, Inc., with which we have a Sub-Contracting and Name-Use Right Agreement. Mr. Sherman became our stockholder when he received 121,000 shares of our common stock when Qu Corp distributed its 2,052,632 shares of our common stock in May of 2002 to various individuals and corporate entities. Please also refer to Part II, Item. 4, "Recent Sale of Unregistered Securities" for list of recipients for this distribution. Mr. Sherman also holds 4.47% of the equity of one of our subsidiaries, CEP (USA), Inc. We do not have any commitment to use Mr. Sherman's services for any of our future projects.

  On October 26, 2001, we entered into a Representative Office Agreement with Jupiter Capital Limited, which is beneficially owned by Mr. William Lam and Mrs. Lisa Lam, who are both holders of our common equity. Under this agreement, Jupiter Hong Kong provides us with various kinds of office services in Hong Kong, including, but not limited to, reception services, mail forwarding and use of office space upon request at a monthly charge of $1,181 per month. Since November of 2001, we have been using about 80 square feet of office space on a continuous and exclusive basis and common space on a sharing basis as provided by Jupiter Capital Limited. On July 15, 2001, Jupiter Capital Limited served a one-month notice to us to terminate the Representative Office Agreement with effect on August 15, 2002 because it is relocating its office. On July 25, 2002, we entered into a Monthly Rental Agreement with Jupiter Capital Limited to rent 480 square feet of space for exclusive use and 2,552 square feet of space for common use at a monthly rental of $3,369.

  In February of 2002, we reached agreement with Supply Chain Services, Inc. to buy 618,497 shares of its common stock for a total cash consideration of $5,000, after Supply Chain has registered these shares for distribution to our stockholders under the Securities Act of 1933. We further agreed to introduce a market maker to Supply Chain to sponsor its application for quotation of its common stock on the OTCBB after the registration of the 618,497 shares of its common stock becomes effective. We, however, are not obliged to introduce a market maker to Supply Chain as part of the consideration in this transaction. During February of 2002, we made a non-refundable deposit to Supply Chain which will be applied towards our purchase of Supply Chain's common stock, and Supply Chain engaged the legal firm, Harold P. Gewerter, Esq., Ltd., to develop documents for registration of the shares we agreed to purchase.




PAGE-38-




Supply Chain is a reporting company under the Securities Exchange Act of 1934, but its common stock is not listed on any exchange or quotation system. The major business of Supply Chain is to provide supply chain management services to US companies buying merchandizes from Asia. Supply Chain was introduced to us by King Kwok Yu, our Director and President. Mr. Yu was a Director of Supply Chain from May of 1999 to September of 2000, and the Treasurer, Controller and Secretary of Supply Chain from May of
1999 to January of 2002. Mr. Yu holds 2,000,000 shares out of Supply Chain's total issued and outstanding common stock of 35,533,333 shares. As of June 30, 2002, the documents to register the Supply Chain common stock we agreed to purchase were still under preparation. We will not receive any fees from Supply Chain for this transaction since we are not providing any consulting services to SCS, and accordingly Mr. Yu will not receive any referral fee from us for introducing Supply Chain to us.

  In March of 2002, CEP (USA), Inc. was formed between us, as a 55.30% shareholder, and several individuals who collectively hold 44.70% of the equity in the company. The names of these individual shareholders and the percentage of equity held by each of them are:
(a)  Guang Xin Wu - 22.35%, (b) Karlson Po - 8.94%, (c) So Ha Tsang
- 8.94%, and (d) Frank Sherman - 4.47%. Karlson Po, So Ha Tsang, and Frank Sherman are Mr. Wu's designees to become shareholders of CEP (USA), Inc. Mr. Wu is a major equity owner and the President of Foshan Hung Law Investment Planning Limited with which we have a Representative Office and Name-Use Right Agreement. Mr. Po is our employee and the nephew of King Kwok Yu, our Director and President. Frank Sherman is a shareholder of our company and the President of Yellowstone Incorporating Services, Inc., with which we have a Sub-contracting and Name-Use Right Agreement. Mr. Sherman has been our stockholder since May of 2002 and our sub-contractor for the Korean Project since July of 2002. Currently, King Kwok Yu and Guang Xin Wu are the directors and officers of CEP
(USA), Inc.

  In March of 2002, through the introduction of Agnes Ching Mei Chan, we entered into a referral arrangement with WestPark Capital, Inc., a member of the National Association of Securities Dealers. Miss Chan holds 200,000 shares of our common stock. Under the agreed arrangement, a company under the name Westpark (Hong Kong) Limited is to be formed, and that Westpark Hong Kong will receive a finder's fee at pre-determined rates for the purposes of finding suitable company clients for both private and public funding, identifying and securing sources of institution, private equity and venture capital on behalf of WestPark Capital, Inc.

  In April of 2002, we entered into a cooperation agreement with WestPark Holdings, LLC. We entered into this agreement with the expectation that having the right to claim as an affiliate of Westpark Holdings, LLC, which has a longer operating history than ours, would help us establish more creditability when we are attempting to secure clients in Asia. No consideration is payable by us to WestPark Holdings.

  In  May  of  2002, we incorporated Westpark Hong Kong  under  the laws of Hong Kong. We currently own 100% of the issued and outstanding common stock of Westpark Hong Kong. We are in negotiation with Agnes Ching Mei Chan, a shareholder of our common stock, to join Westpark Hong Kong as a shareholder and as a senior management personnel to oversee its operations. Currently, Westpark Hong Kong has two directors, King Kwok Yu and Ka Yiu Ip, both of whom are officers and directors of Yellowstone. We plan to provide staff support to Westpark Hong Kong as and when it is needed at a fee to be negotiated. Up to June 30, 2002, we had only incurred $695 in expenses on the affairs of Westpark Hong Kong, which were for the incorporation of this company and the charges to reserve a domain name.




PAGE-39-




  In June of 2002, Westpark Hong Kong introduced Wink, our client, to WestPark Capital, Inc., which in turn introduced it to a company based in San Diego, U.S.A. These two companies had entered into a memorandum of understanding to establish a business cooperation program. WestPark Capital, Inc. is in negotiation with these two companies for a finder's fee. In the event that WestPark Capital, Inc. receives a finder's fee, it will have to pay Westpark Hong Kong a referral fee in accordance with the referral arrangement established in March of 2002.

  We have appointed the legal firm, David Wagner & Associates, P.C., to give us legal advice on the distribution of our shareholding in CEP (USA), Inc. to our stockholders. Our total investment  in  CEP  (USA), Inc. was $3,382 as of  June  30,  2002.
Guang Xin Wu has caused Foshan Hung Law Investment Planning Limited, of which he is a controlling shareholder and President, to grant to CEP (USA), Inc. distribution rights on two environmental protection related products outside of China. Foshan Hung Law Investment Planning Limited secured these distributorship rights before CEP (USA), Inc. was formed. As of June 30, 2002, CEP (USA), Inc. had not commenced any business activities. As and when CEP
(USA), Inc. has become a publicly traded company, we plan to obtain a consulting contract to help the company fulfill its statutory reporting requirements.

  During the period from March 14, 2001, the date of our incorporation, to June 30, 2002, our stockholder King Kwok Yu, who is also our President and a Director, advanced cash of $15,599 to us to pay for our expenditures incurred during the normal course of business. We fully repaid this amount prior to June 30, 2002.

Item 8.  Description of Securities

  Our  authorized  capital stock consists of 20,000,000  shares  of common stock, par value $.001 per share and 5,000,000 shares of preferred stock, par value. As of August 11, 2002, we had 6,219,132 shares of common stock outstanding. To date, we have not issued preferred stock and have no plans, commitments or understandings to do so. The following summary discusses all of the material terms of the provisions of our common stock and preferred stock as set forth in our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

  4. You are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.




PAGE-40-




Preferred Stock

  Although we have not issued any preferred stock to date, nor have we developed the descriptive attributes of these preferred shares, we can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights. This could dilute the voting strength of the holders of common stock and may help our management impede a takeover or attempted change in control.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Yellowstone Corporate Services, Inc. Section 78.438 of the Nevada law prohibits us from merging with or selling Yellowstone or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Yellowstone shares, unless the transaction is approved by Yellowstone's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Yellowstone.

















PAGE-41-




                              Part II

Item 1.  Market for Common Equity and Related Stockholder Matters

A.  Market Information

  Our common stock is not traded on any public market and there has been no trading market to date.

  There are no outstanding options or warrants to purchase, or securities convertible into, our common stock.

  There are currently 5,052,632 shares of common stock that are considered restricted securities under Rule 144 of the Securities Act of 1933. Of this aggregate amount, 2,733,334 shares may be sold at this time with volume restrictions as forth in Rule 144(e) under the Securities Act of 1933, as amended, given that the shareholders of such restricted shares provide notification compliant with Rule 144(h) of such same Act.

  Additionally, the remaining 2,319,298 shares of our restricted common stock are subject to the provisions of Rule 144(d), and as such, are not transferable at this time. In May of 2003, these shares may be sold with reliance upon Rule 144(e), with notification provided under Rule 144(h).

  Our management has considered a potential offering of our common equity, which could have a material effect on the future market price of our common equity. However, there are no agreements or commitments to enact such an offering of securities at this time.

B.  Holders

  As of August 11, 2002, we had 81 shareholders of record.

C.  Dividends

  To the date of this registration statement, we have not declared nor paid any dividends on our common stock.

  As of the date of this registration statement, we do not have a formal dividend policy.

Item 2.  Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On March 28, 2001, we issued 5,052,632 shares of our common stock with a par value of $0.001 per share to founding shareholders. The shares were issued in exchange for cash totaling $51,020 and in exchange for services to be rendered by Qu Corp in the amount of $45,000. These services include, but are not limited to, the following services: (i) formation of a new Nevada corporation and of a minute book of this corporation, (ii) preparation and registration by qualification of an offering conducted in accordance with Regulation D, Rule 504 of the Securities Act, (iii) the development of a registration statement on Form 10-SB for filing with the SEC, and (iv) development of a Form 211 for filing with the National Association of Securities Dealers.




PAGE-42-




This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The purchasers are considered to be "sophisticated investors" for purposes of U.S. common law, which may include, but is not limited to, the following criteria:

  1. They have significant knowledge and experience in financial matters, and are thus able to personally evaluate the merits and risks involved in making the offer for subscription;

  2. They had access to and have reviewed our business plan, and have had an opportunity to discuss any questions or concerns with the Company;

  3.   They had access to all of our books and records, upon request.
     As we were incorporated on March 14, 2001, very few transactions had been effected between the date of incorporation and the date of issuance, thus, our records were relatively new leading to the date the shares were issued; and

  4. Their personal net worth is significantly greater relative to their investment in our common stock.

  The purchasers are as follows:

                Purchaser         Affiliation   Amount of   Consideration
                                    to the      Shares           Paid
                                    Company     Purchased
                -----------       -----------   ---------   -------------

                Qu Corp. (1)                    2,052,632        For
                                       None                  render of
                                                             services

                King K. Yu           Director    500,000
                                        and                   $  5,320
                                     President

                Neo Poh Hock           None      400,000       $10,000

                Lun Ton Cheng (2)      None      400,000       $10,000

                Ching Yee Chan         None      300,000     $     300

                Ka Yiu Ip            Director    200,000
                                      and CFO                 $    200

                Kai Hon Chan         Director    200,000
                                      and COO                 $    200

                Po Chung Ho            None      200,000       $ 5,000

                Hidy Sau Ching Tsui    None      200,000       $ 5,000

                Winfred Chun Ning      None      200,000       $ 5,000
                Lui

                Agnes Ching-Mei        None      200,000       $ 5,000
                Chan

                Sharpsville            None      200,000       $ 5,000
                Investments     Ltd.
                     (3)


  (1) Qu Corp is solely owned by Tia Owen. We and Qu Corp are two independent consulting firms. None of our directors and officers had any business relationship with Qu Corp before it became our stockholder. Qu Corp was first introduced to our Director and President, King Kwok Yu, by Frank Sherman. Mr. Yu came to know Mr. Sherman when he was searching for consulting services through the Internet. Qu Corp provides consulting services to assist companies attain listing on the OTCBB for a cash compensation of $45,000 and 5% of the issued and outstanding stock of the subject company.




PAGE-43-




     When  Mr.  Yu  negotiated  with Qu Corp  for  services  to  be rendered to us to form our company and to help us attain listing on the OTCBB, Qu Corp agreed to accept as compensation the following: (i) 5% of our issued and outstanding common stock at the time of issuance, and (ii) 1,800,000 shares of our common stock in lieu of the normal cash compensation of $45,000. As a result, we issued 2,052,632 shares of our common stock to Qu Corp in March of 2002. In May of 2002, Qu Corp distributed all its holding in our common stock of 2,052,632 shares to the following individuals and entities in a transaction not involving nor influenced by our company, officers or directors:

                             Number of     As a percent to
                             shares of          total
               Name         Yellowstone      Yellowstone
                            common stock   common stock as
                                           of May 26, 2002
        ---------------     ------------   ---------------
        Brett Bleazard             8,500       0.14%
        Nick Pelletiere           18,000       0.29%
        Ron Davis                 27,500       0.44%
        Cheryl Curtis            200,000       3.22%
        Tia           Owen
        (President     and       317,632       5.11%
        sole  owner of  Qu
        Corp)
        Dana Anderson            160,000       2.57%
        Eileen Anderson          105,000       1.69%
        Nicole Anderson           25,000       0.40%
        Eric Anderson             25,000       0.40%
        Kyle Anderson             25,000       0.40%
        Destiny Anderson          25,000       0.40%
        Ballycastle               75,000       1.21%
        Enterprises
        Redmoore Holdings,        75,000       1.21%
        Ltd.
        Coalition                 50,000       0.80%
        Partners, Inc.
        Omawag, Inc.              40,000       0.64%
        Steel  On  Target,        40,000       0.64%
        Inc.
        Delos      Capital       100,000       1.61%
        Growth, LLC
        William R. Cook          100,000       1.61%
        Ray Nance                257,500       4.14%
        Frank Sherman            121,000       1.95%
        Gary Tovar                10,000       0.16%
        Jeff Bradley             247,500       3.98%
                            ------------    ------------

              Total            2,052,632       33.01%
                            ============    ============

     Other than being a former stockholder of our company, Qu Corp. and our Company are two independent consulting firms. We do not have any commitment to Qu Corp. to use its services for any of our future projects.

  (2) Mr. Lun Ton Cheng purchased 400,000 shares of our common stock for a cash consideration of $10,000 in March of 2001. In May of 2002, he distributed 266,666 shares of our common stock Richard Chor-Wah Lum in a private transaction not involving the issuer, and retained 133,334 shares of our common stock. We understand that Mr. Cheng and Mr. Lum have sole voting and investment power with respect to all shares of common stock beneficially owned by them.




PAGE-44-




  (3) Sharpsville Investments Ltd is beneficially owned by Mr. William Lam and Mrs. Lisa Lam, husband and wife. Mr. Lam was a former colleague of King Kwok Yu, our Director and President, when they both worked for an accounting firm in Hong Kong in the Mid-1980s. Mr. Lam and Mr. Yu had no other business relationship prior to the purchase of our common stock by Sharpsville Investments Ltd.

  In January, 2002, we completed an offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act, and the registration by qualification of the offering in the State of Nevada. We sold 1,166,500 shares of common stock, par value, at a price of $0.10 per share to approximately 43 unaffiliated shareholders of record, none of whom were or are our officers or directors. The offering was sold for $116,650 in cash.

  This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the offering closed in March 2001 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the January 2002 offering:

a. At the time of the offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan, and continue to do so.
b. We were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of offering of our common stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. In January 2002, we completed an offering of shares of common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 1,166,500 shares of our common stock to a total of 43 shareholders of record comprising 29 Nevada residents (including joint tenants), 9 Nevada corporations, 4 Nevada limited liabilities corporations and 1 Nevada partnership. None of the individual purchasers were or are our officers and directors. None of our officers and directors were or are the officers and directors of the corporations or a partner of the partnership which purchased our common stock. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.
c. The aggregate offering price for the offering closed in January 2002 was $116,650, all of which was collected from the offering.

  There have been no other issuances of common stock or preferred stock.




PAGE-45-




Item 5.  Indemnification of Directors and Officers

  The Bylaws of the Company provide for indemnification of its directors, officers and employees as follows:

  Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

  The Bylaws of the Company further state that the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

  The Articles of Incorporation of the Company state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

  The Articles of Incorporation of the Company further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation, or who is serving at the request of the corporation as a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right, which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.




PAGE-46-




  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.





















PAGE-47-




                             Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

  a) Yellowstone Corporate Services, Inc.

Report of Independent Public Accountants

Audited Balance Sheets as of December 31, 2001

Audited Statements of Operations and Accumulated Deficit for the period from March 14, 2001 (date of Incorporation) to December 31, 2001

Audited  Statement of Cash Flows for the period  from  March
14, 2001 (date of Incorporation) to December 31, 2001

Audited Statements of Changes in Stockholders' Equity for the period from March 14, 2001 (date of Incorporation) to December 31, 2001

Notes to Financial Statements

Unaudited  Condensed  Consolidated  Balance  Sheets  as   of
September 30, 2002 and as of December 31, 2001

Unaudited Condensed Consolidated Statements of Operations for the three months ended September 30, 2002 and 2001, the nine months ended September 30, 2002 and 2001, and for the period from inception (March 14, 2001) to September 30, 2002

Unaudited Condensed Consolidated Statement of Cash Flow  for
the  nine months ended September 30, 2002 and 2001, and  for the  period from inception (March 14, 2001) to September 30,
2002

Notes   to   Unaudited   Condensed  Consolidated   Financial
Statements










PAGE-48-












YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)



REPORT AND FINANCIAL STATEMENTS



FOR THE PERIOD FROM MARCH 14, 2001
(DATE OF INCORPORATION) TO DECEMBER 31, 2001























PAGE-49-




YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)

REPORT AND FINANCIAL STATEMENTS

FOR THE PERIOD FROM MARCH 14, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2001



CONTENTS                                                      Pages

Report of Independent Public Accountants                        1

Balance Sheet                                                   2

Statement of Operations                                         3

Statement of Cash Flow                                          4

Statement of Changes in Stockholders' Equity                    5

Notes to Financial Statements                                  6-10


















PAGE-50-




ARESON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
4/F., Galuxe Building, 8-10 On Lan Street, Central, Hong Kong
Tel. (852) 2523 2167  Fax. (852) 2810 1957
Email. aac@netvigator.com  whajr@netvigator.com
Principal: William H. Areson, Jr. CPA
                New York, USA




REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Yellowstone Corporate Services, Inc.
(A development stage company)


We have audited the accompanying balance sheet of Yellowstone Corporate Services, Inc. (the "Company") as of December 31, 2001 and the related statement of operations, cash flows and stockholders' equity from March 14, 2001 (date of incorporation) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations, its cash flow and its changes in stockholders' equity for the period from March 14, 2001 (date of incorporation) to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.






ARESON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
DATED MARCH 28, 2002  HONG KONG




PAGE-51-




YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET AS OF DECEMBER 31, 2001
(Amounts expressed in United States dollars)

                                                           Pro
                                                          forma
                                                        (unaudited)
                                                         (note 9)
                                   Notes      $             $
ASSETS

Current assets:
Cash                                        31,220       136,155
Accounts receivable                            135           135
Prepayments                                  7,733         7,733
Deferred project costs                      46,515        46,515
Deferred offering costs             3(b)    45,000             -
                                          -------------------------
Total current assets                       130,603       190,538

Fixed assets:
Office equipment (net of
accumulated
   depreciation of $32)                        733          733

Other assets:
Long-term prepayments               6(a)    10,811       10,811
                                          -------------------------
Total assets                               142,147      202,082
                                          =========================
LIABILITIES AND STOCKHOLDERS'
   EQUITY

Current liabilities:
Clients' deposits                           10,000       10,000
Accounts payable and accrued                40,348       40,348
expenses
Due to a stockholder                5(e)     3,217        3,217
                                          -------------------------
Total current liabilities                   53,565       53,565

Commitments                        6 & 7

Stockholders' equity:
Preferred   stock,   $0.001   par
value, 5,000,000 shares
   authorized;  no shares  issued   3(a)         -            -
and outstanding
Common  stock, $0.001 par  value,
20,000,000
   shares  authorized;  5,052,632
shares issued and
  outstanding                      3(b) &    5,053        6,220
                                    8(a)
Additional paid-in capital                  90,967      149,735
Accumulated deficit                         (7,438)      (7,438)
                                          -------------------------
Total stockholders' equity                  88,582      148,517
                                          -------------------------
Total liabilities and                      142,147      202,082
stockholders' equity                      =========================



The notes on pages 6 through 10 are an integral part of these financial statements.




PAGE-52-




YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM MARCH 14, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2001
(Amounts expressed in United States dollars)


                            Notes              Deficit
                                                accumulated
                                                during
                                                development
                                                stage
                                         $          $
REVENUES
Name use right fees                       135        135
                                     -------------------------
EXPENSES
Depreciation                               32         32
General and administrative              7,541      7,541
expenses                             -------------------------

Total expenses                          7,573      7,573
                                     -------------------------
Loss from operations and net           (7,438)    (7,438)
loss                                 =========================

Loss per common share          4        (0.00)    (0.00)
                                     =========================
Weighted average number of
common shares
    outstanding                      5,052,632  5,052,632
                                     =========================












The notes on pages 6 through 10 are an integral part of these financial statements.




PAGE-53-




YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOW
FOR THE PERIOD FROM MARCH 14, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2001
 (Amounts expressed in United States dollars)


                                                          Deficit
                                                          accumulated
                                                          during
                                                          development
                                                          stage
                                              $             $
CASH FLOW FROM OPERATING ACTIVITIES
Net loss                                    (7,438)       (7,438)

Adjustments to reconcile net  loss  to
net cash paid
   for operating activities:
Depreciation                                    32            32
Decrease/(increase) in operating
assets:
Accounts receivable                           (135)         (135)
Prepayments                                (18,544)      (18,544)
Deferred project costs                     (46,515)      (46,515)
Increase/(decrease) in operating
liabilities:
Clients' deposits                           10,000        10,000
Accounts payable and accrued expenses       40,348        40,348

Net cash paid for operating activities     (22,252)      (22,252)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of office equipment                 (765)         (765)

CASH FLOW FROM FINANCING ACTIVITIES
Issuance of shares                          51,020        51,020
Due to a stockholder                         3,217         3,217

Net increase in cash                        31,220        31,220
Cash as of beginning of period                   -             -

Cash as of end of period                    31,220        31,220

Non-cash investing and financing
activities:

Common  stock  issued in exchange  for
corporate
   consulting and document preparation      45,000        45,000
services


The notes on pages 6 through 10 are an integral part of these financial statements.




PAGE-54-




YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD FROM MARCH 14, 2001 (DATE OF INCORPORATION)
TO DECEMBER 31, 2001
(Amounts expressed in United States dollars)



                            Common stock
                                           Additional
                       Number of           paid-in     Accumulated
                       shares     Amount   capital     deficit      Total
                                    $        $           $            $

Insurance of new
shares:

Common  stock issued
to company             1,000,000  1,000    20          -           1,020
organizers

Common  stock issued
to initial             2,000,000  2,000    48,000      -           50,000
investors

Common  stock issued
in exchange for
corporate
consulting and
document
preparation            2,052,632  2,053    42,947      -           45,000
services

Net  loss from March
14, 2001  (date  of
incorporation)
to December 31,              -    -        -        (7,438)       (7,438)
2001
                      -----------------------------------------------------
Balance as of
December 31,
2001                  5,052,632   5,053    90,967   (7,438)        88,582
                      =====================================================






The notes on pages 6 through 10 are an integral part of these financial statements.




PAGE-55--




YELLOWSTONE CORPORATE SERVICES, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(Amounts expressed in United States dollars)

1          ORGANIZATION AND PRINCIPAL ACTIVITIES

    Yellowstone  Corporate  Services,  Inc.  (the  "Company")   was
    incorporated in the State of Nevada on March 14, 2001. The Company's major business objectives are to provide consulting, liaison, and coordination services to foreign small to medium size companies to assist them in becoming publicly traded companies in the United States. Its initial geographical focus includes Hong Kong, the People's Republic of China and the Republic of Korea. After the clients become publicly traded companies, the Company will also provide continuing consulting services for compliance and reporting requirements in the pertinent jurisdictions. Additionally, the Company will also provide advisory services to clients on general corporate financial matters.

2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)       Development Stage Company

         The Company is considered a development stage company, as defined in the Statement of Financial Accounting Standards No.7. The Company is devoting substantially all of its present efforts in developing corporate structure, planning operations, capital raising activities, and identifying business opportunities. As a result, the Company has no comprehensive operating revenue to date.

     (b)       Use of Estimates

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. An estimate was used in valuing the amount of shares to be issued in return for professional services rendered [note 3(b)]. The directors estimate this approximates the cost an independent professional would charge for these services.

     (c)       Revenue Recognition

         Project revenues are recognized when the projects are completed. These revenues, when recognized, will be recorded on a gross amount basis without deducting directly related project expenses.

         Revenue from granting name use rights is recognized when the right to receive payment is established. The Company offers other companies the opportunity to enter into Name-use Right Agreements, so that such companies can include the word "Yellowstone" in their English company names, and claim to be the Company's affiliates when they conduct business. The Company is in the process of becoming a Reporting Company under the Securities and Exchange Act of 1934. The Company believes the status of being a Reporting Company gives creditability to the Company and its affiliated companies in the market place.





PAGE-56-




    YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)


2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

         The Company's potential clients will have the opportunities to review our filings with the Securities and Exchange Commission before they decide to engage the Company's services and/or those of its affiliates. The Company is of  the opinion that its affiliates have to pay as a Name-
         use   Right  fee  for  the  privilege  to  claim  as   its
         affiliates. As of December 31, 2001, the Company had a Representative Office and Name-use Right Agreement with Foshan Hung Law Investment Planning Limited, which was
         non-cancelable   before  November   30,   2002,   and   is
         terminable upon a one-month notice thereafter. As of that date, the Company also had a Sub-contracting and Name Use Right Agreement with Yellowstone Incorporating Services, Inc., which has a term of three years from November of 2001. The Company have the right to receive payment from its affiliates when they have issued invoices to their customers for services rendered. The Company recognizes revenue from granting name use rights when the right to receive payment is established.

     (d)       Deferred Project Costs

         Expenditures  specifically identifiable to  a  project-in-
         progress  are  deferred  until  the  completion   of   the
         project.

     (e)      Fair Value of Financial Instruments

         All financial instruments of the Company are carried at cost, which approximate their fair values.













PAGE-57-





    YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)


2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)


     (f)       Fixed Assets

         Fixed assets, consisting of office equipment, are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of 2 years.

     (g)       Deferred Offering Costs

         The Company defers costs associated with the raising of capital until such time as the offering is completed, at which time the costs are charged against the capital raised. Should the offering be terminated, the costs are charged to operations during the period when the offering is terminated.

     (h)       Net Loss Per Share

         Basic net loss per share is computed in accordance with Statement of Financial Accounting Standards No.128 " Earnings Per Share" by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

3          STOCKHOLDERS' EQUITY

     (a)       Preferred Stock

         The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001 each, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

     (b)       Common Stock

         The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.001 each. The Company issued 5,052,632 shares on March 28, 2001 for a total cash consideration of $51,020 and for professional services valued by the Company's Board of Directors at $45,000, which was recorded as deferred offering costs under current assets [note 2(b)].

         Subsequent   to  December  31,  2001,  the  Company   sold
         1,166,500 shares of its common stock for a cash consideration of $104,935 (net of commission of $11,665 and escrow fees borne by the Company of $50) under Rule 504 of Regulation D of the Securities Act of 1933, which sales were closed in January, 2002. At completion of the sale of these shares, the deferred offering costs of $45,000 was charged against additional paid-in capital.




PAGE-58-




YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)


4          LOSS PER COMMON SHARE

     The calculation of basic loss per common share is as follows:

    Number of common shares issued on March
    28, 2001
       and outstanding                           5,052,632
                                                ============
    Fraction of the year outstanding                   9/9
                                                ============

                                                      $
    Weighted average number of common shares    ============
         outstanding  used in calculation  of
    basic loss
        per common share                         5,052,632
                                                ============
    Net loss from March 14, 2001 (date  of
    incorporation)
        to December 31, 2001                       (7,438)
                                                ============
    Basic loss per common share                     (0.00)
                                                ============

5          RELATED PARTY TRANSACTIONS

    (a) The  Company's  Board of Directors Board of  Directors  has
         adopted a policy to pay a referral fee to its stockholders, officers, directors, and employees in the event that the Company has successfully completed an assignment as either a Joint Project Manager or a Sole Project Manager as a result of receiving a referral from any of these parties The amount of referral fee payable to any of these parties is determined on a negotiated basis and is in line with that payable to independent consultants, which has a maximum of 15% on the Company's project management fee The payment of successful-basis referral fee to the Company's stockholders, officers, directors and employees is designed to serve as an incentive for them to develop the Company's business with a collective effort.

    (b) In September 2001, through Mr. William Lam, the Company secured an engagement as Joint Project Manager with Jupiter Capital Korea Co. Ltd. to assist a Korean based client to seek for quotation on the Over The Counter Bulletin Board in the United States (the "Korean Project"). The Company has commenced work on this engagement. Upon completion of this engagement, the Company will pay a referral fee to Mr. William Lam (note 7). Mr. William Lam and his wife, Mrs. Lisa Lam, beneficially owns 700,000 shares of the Company's common stock.









PAGE-59-




YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)


5          RELATED PARTY TRANSACTIONS (Cont'd)

    (c) In connection with the Korean Project, the Company has engaged Qu Corp., which is a registered stockholder for 2,052,632 shares of the Company's common stock, to act as the Company's coordinator in the United States at a fee of $45,000, which is included as part of the deferred project costs under current assets. Other than being the Company's stockholder, Qu Corp. and the Company are two independent consulting firms. The Company does not have any commitment to Qu Corp. to use its services for any of the Company's future projects.

    (d) On October 26, 2001, the Company entered into a Representative Office Agreement with Jupiter Capital Limited ("Jupiter Hong Kong"), which is beneficially owned by Mr. William Lam and Mrs. Lisa Lam. Under this agreement, Jupiter Hong Kong provides the Company with various kinds of office services in Hong Kong including but not limited to reception services, mail forwarding and use of office space upon request at a monthly charge of $1,181 per month. The Company has requested and arranged with Jupiter Hong Kong to provide it with about 80 square feet of office space for use by the Company's directors and officers on a continuous basis [note 6(c)].

    (e) Details of amount due to a stockholder of the Company as of December 31, 2001 are as follows:

                                        $

         Mr. King Kwok Yu               3,217
                                     =============
         Represented by payments made on behalf of the Company:

                                        $

         Purchase of fixed assets       765
         Payment of general and
         administrative
            expenses                    2,852
                                     ============
                                        3,217
                                     ============

         The amount due is unsecured, non-interest bearing and without pre-determined repayment term.

     (f) Subsequent to December 31, 2001, the Company formed CEP (USA), Inc. with a related party. The related party and his designee are minority shareholders of this company (note 8 (b)).

6          OPERATING LEASES

    (a)  The Company leases office space and facilities in the United
         States at a total charge of $17,400 for three years from November 12, 2001 to November 11, 2004. Full payment for the lease had been made of which $10,811 included under long-term prepayments and $5,800 included under current prepayments.






PAGE-60-




YELLOWSTONE CORPORATE SERVICES, INC.
    (A DEVELOPMENT STAGE COMPANY)
    NOTES TO FINANCIAL STATEMENTS
    (Amounts expressed in United States dollars)

6          OPERATING LEASES (Cont'd)

    (b) The Company leases office space and facilities in the People's Republic of China pursuant to lease agreement expiring on November 30, 2002. Minimum future payments pursuant to lease commitments in effect at December 31, 2001 amounted to $5,500.

    (c) The Company leases office space and facilities in Hong Kong pursuant to lease agreement on a continuous basis at a monthly charge of $1,181. No expiry terms are specified in the lease agreement, which became effective on November 1, 2001 with one month termination notice required thereafter [note 5(d)].

    (d) The company paid charges for office space and facilities of $3,651 in relation to the abovementioned leases for the period from March 14, 2001 (date of incorporation) to December 31, 2001.

7          COMMITMENTS

    The  Company  is committed to pay a referral fee of  $4,500  to
    Mr.   William   Lam  if  the  Korean  Project  is  successfully
    completed [note 5(b)].

8          SUBSEQUENT EVENTS

    (a) As set out in note 3(b), subsequent to December 31, 2001, the Company has issued a total of 1,166,500 shares of its common stock for a cash consideration of $104,935 (net of commission of $11,665 and escrow fees borne by the Company of $50).

    (b)  The   Company  incorporated  a  wholly  owned  subsidiary,
         Yellowstone (Hong Kong) Limited, on February 4, 2002 under the laws of Hong Kong to provide consulting services to local clients in Hong Kong. This subsidiary has an authorized capital of $1,282.

         On March 20, 2002, the Company incorporated two subsidiaries, StoneOne, Inc. and CEP (USA), Inc., under the laws of the State of Nevada. Each of StoneOne, Inc. and CEP (USA), Inc. has an authorized capital of $12,000. The Company holds all the issued capital in StoneOne, Inc. and 55.30% of the issued capital of CEP (USA), Inc.. On March 21, 2002, the Company incorporated another wholly owned subsidiary, StarlightOne, Inc., under the laws of the State of Nevada. This subsidiary has an authorized capital of $12,000. StoneOne, Inc. and StarLightOne, Inc. were formed with no specific business objectives other than to seek for merger and acquisition opportunities. The Company wishes to provide consulting services for compensation to these two companies after a merger or acquisition has occurred. CEP (USA), Inc. was formed to develop a distributorship business on environmental protection products and processes. The Company intends to distribute its shareholding in CEP
         (USA), Inc. to the Company's shareholders to build a shareholder base for CEP (USA), Inc. to position for a listing on either the Pink Sheet or on the OTC Bulletin
         Board. The Company plans to provide consulting services to CEP (USA), Inc. after it becomes publicly-traded. The minority shareholders of CEP (USA), Inc. are to be Mr. Guang Xin Wu and his designees. Mr Wu is the principal equity owner of Foshan Hung Law Investment Planning Limited with whom the Company has a Representative and Name-use Right Agreement. Mr. Wu and his designees are to provide various services to CEP (USA), Inc. no compensation.

9          PRO FORMA BALANCE SHEET (UNAUDITED)


    A pro forma balance sheet (unaudited) is presented on the face of the historical balance sheet to reflect the issuance of the shares subsequent to December 31, 2001 [note 8(a)].




PAGE-61-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
          UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
            (Amount expressed in United States dollars)

                                Note         September       December
                                             30, 2002        31, 2001
                                            ------------    -----------
                                               $               $
ASSETS
Current assets:
Cash                                         35,748          31,220
Accounts receivable                          24,234             135
Prepayments                     7(a)         28,591           7,733
Deferred project costs          3(e)            ---          46,515
Deferred offering costs         3(h)            ---          45,000
                                            ------------    -----------
Total current assets                         88,573         130,603
Furniture, fixture, office
equipment and computer software   4           6,123             733
Other assets:
Long-term prepayments           7(a)          6,572          10,811
                                            ------------    -----------
Total assets                                101,267         142,147
                                            ============    ===========
LIABILITIES, MINORITY INTEREST
AND STOCKHOLDERS' EQUITY

Current liabilities:
Clients' deposits                            15,000          10,000
Accounts payable and accrued                  9,317          40,348
expenses
Due to a stockholder            9(e)            ---           3,217
Capital lease obligation -        5             310             ---
current portion                             ------------    -----------
Total current liabilities                    24,627          53,565
Capital lease obligation - non    5           1,487             ---
current portion
Minority interest in                            503             ---
Consolidated Subsidiary                     ------------    -----------
Total liabilities and minority               26,617          53,565
interest                                    ------------    -----------
Commitments                     7&10
Stockholders' equity:
Preferred stock, $0.001 par
value, 5,000,000 shares         6(a)             --              --
authorized; no shares issued
and outstanding
Common stock, $0.001 par value,
20,000,000 shares authorized;
6,219,132 and 5,052,632 shares
issued and outstanding  as of   6(b)          6,219           5,053
September 30, 2002 and December
31, 2001, respectively
Additional paid-in capital                  146,731          90,967
Accumulated deficit                         (78,300)         (7,438)
                                            ------------    -----------
Total stockholders' equity                   74,650          88,582
Total liabilities, minority                 ------------    -----------
interest and stockholders'                  101,267         142,147
equity                                      ============    ===========


  The accompanying notes are an integral part of these financial statements.




PAGE-62-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
     UNAUDITED CONDENSE CONSOLIDATED STATEMENTS OF OPERATIONS
           (Amounts expressed in United States dollars)

                                                                     From
                                  Three months     Nine months    inception
                                ended September       ended        (March 14,
                                      30,         September 30,    2001) to
                        Note                                     September 30,
                                 2002    2001      2002    2001      2002
                                -------  -------  ------  ------  -----------
                                  $       $         $       $         $
Revenue from services
provided
Project management on            9,251     ---    40,629    ---    40,629
listing exercise
Direct cost of services         (4,500)    ---   (19,763)   ---   (19,763)
                                -------  -------  ------  ------  -----------
Gross margin                     4,751     ---    20,866    ---    20,866
Consulting services              3,500     ---     3,500    ---     3,500
                                -------  -------  ------  ------  -----------
                                 8,251     ---    24,366    ---    24,366
Other income                       ---     ---       675    ---       810
                                -------  -------  ------  ------  -----------
                                 8,251     ---    25,041    ---    25,176

General and                    (50,276)   (526)  (95,901) (1,076)(103,474)
administrative expenses
Re-measurement loss     3(k)        (2)    ---        (2)    ---       (2)
                                -------  -------  ------  ------  -----------
Loss before cumulative
effect of  changes in          (42,027)   (526)  (70,862) (1,076) (78,300)
accounting principle

Cumulative effect on
prior year (to December
31, 2001) of changing
to a different revenue
recognition method ,and   8        ---     ---       ---     ---      ---
a different expense             -------  -------  ------  ------  -----------
recognition method, on
service sales
transactions
Loss from operations           (42,027)   (526)  (70,862) (1,076) (78,300)
and net loss                    =======  =======  =======  ======  ==========

Amount per common share
Loss before cumulative
effect of changes in             (0.01)  (0.00)    (0.01)  (0.00)  (0.01)
accounting principle
Cumulative effect on
prior year (to December
31, 2001) of changing
to a different revenue
recognition method ,and   8        ---     ---       ---     ---     ---
a different expense             -------  -------  ------  ------  -----------
recognition method, on
service sales
transactions

Net loss per common              (0.01)  (0.00)    (0.01)  (0.00)  (0.01)
share                           =======  =======  =======  ======  ==========

Weighted average number
of common shares            6,219,132 5,052,632 6,089,521 5,052,632 5,571,076
outstanding                 ========= ========= ========= ========= =========

Pro forma amounts
assuming the new
revenue recognition
method and expense
recognition method on     8    (42,027)   (526)  (70,862) (1,076) (78,300)
service sales                   =======  =======  =======  ======  ==========
transactions are
applied retroactively
      Net loss
      Net loss per              (0.01)   (0.00)    (0.01)  (0.00)   (0.01)
common share                    =======  =======  =======  ======  ==========


  The accompanying notes are an integral part of these financial statements




PAGE-63-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
     UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
           (Amounts expressed in United States dollars)



                                                               From
                                                            inception
                                     Nine months ended      (March 14,
                                       September 30,         2001) to
                                                            September 30,
                                       2002       2001          2002
                                        $          $             $
CASH FLOW FROM OPERATING            ---------  ---------    -------------
ACTIVITIES
Net loss                             (70,862)    (1,076)      (78,300)

Adjustments to reconcile net
loss to net cash paid
   for operating activities:
Depreciation                             831        ---           863
Deferred project costs                46,515        ---           ---
Decrease/(increase) in
operating assets:
Accounts receivable                  (24,099)       ---       (24,234)
Prepayments                          (16,619)   (11,850)      (35,163)
Increase/(decrease) in
operating liabilities:
Clients' deposits                      5,000        ---        15,000
Accounts payable and accrued         (31,031)    10,000         9,317
expenses                            ---------  ---------    -------------
Net cash paid for operating          (90,265)    (2,926)     (112,517)
activities

CASH FLOW FROM INVESTING
ACTIVITIES
Purchases of furniture,
fixture, office equipment and         (4,400)       ---        (5,165)
computer software

CASH FLOW FROM FINANCING
ACTIVITIES
Net proceeds from issuance of        101,930     51,020       152,950
common stock
Amount due to a stockholder           12,383        526        15,599
Repayment of amount due to a         (15,600)       ---       (15,600)
stockholder
Payment of capital element of            (23)       ---           (23)
capital lease obligations
Minority interest                        503        ---           503
                                    ---------  ---------    -------------
Net increase in cash                   4,528     48,620        35,748
Cash as of beginning of period        31,220        ---           ---
                                    ---------  ---------    -------------
Cash as of end of period              35,748     48.620        35,748
                                    =========  =========    =============
Non-cash investing and
financing activities:

Common stock issued in exchange
for corporate  consulting and         45,000     45,000        45,000
document preparation services
Capital lease obligations for
the purchase of office                 1,820        ---         1,820
equipment                           =========  =========    =============


  The accompanying notes are an integral part of these financial statements




PAGE-64-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)

1    ORGANIZATION AND PRINCIPAL ACTIVITIES

    Yellowstone  Corporate  Services,  Inc.  (the  "Company")   was
    incorporated in the State of Nevada on March 14, 2001. The Company's major business objectives are to provide consulting, liaison, and coordination services to foreign small to medium size companies to assist them in becoming publicly traded companies in the United States. Its initial geographical focus includes Hong Kong, the People's Republic of China and the Republic of Korea. After the clients become publicly traded companies, the Company will also provide continuing consulting services for compliance and reporting requirements in the pertinent jurisdictions. Additionally, the Company will also provide advisory services to clients on general corporate financial matters.


    The Company incorporated five companies as stockholders during February of 2002 to May of 2002. The key information on these four companies are:-



        Name of company        Place of     Amount of   Percentage
                            incorporation     Share      of Equity
                                             Capital      held by
                                                            the
                                                          Company
    -------------------------------------------------------------------
     Yellowstone (Hong        Hong Kong      $  2 HKD     100.00%
     Kong) Limited

     StoneOne, Inc.           State of       $ 622 USD    100.00%
                              Nevada

     StarLightOne, Inc.       State of       $ 622 USD    100.00%
                              Nevada

     CEP (USA), Inc.          State of       $1,125 USD    55.30%
                              Nevada

     Westpark (Hong  Kong)    Hong Kong      $    2 HKD   100.00%
     Limited



    Yellowstone (Hong Kong) Limited ("YHK") was formed in Hong Kong to serve local clients in Hong Kong by providing consulting services which include maintenance of secretarial records, bookkeeping, preparation of financial analysis for management purposes, and business plan preparation. YHK commenced business in early July of 2002 and assisted a consulting firm to prepare a business plan for its client.

    StoneOne, Inc. and StarLightOne, Inc. were formed with no specific business objectives other than to seek for merger and acquisition opportunities. The Company is currently the sole stockholder of both companies. The Company's Directors and Officers, Kai Hon Chan and Ka Yiu Ip, also serve as Directors and Officers of StoneOne, Inc. at no compensation. The Company's Director and President, King Kwok Yu, currently serves as the sole Director and Officer of StarLightOne, Inc. at no compensation. The Company anticipates it will experience a change of control in and management of these two companies upon the closing of a merger or acquisition. When any of these two companies enters into negotiation with merger or acquisition targets, the Company will offer its services as a Project Manager to these targets to assist the merged entity attain listing on the OTC Bulletin Board after the consummation of the merger or acquisition for a negotiated project management fee. It is, however, not a pre-requisite condition for the Company's appointment as a Project Manager for any one of these two companies to enter into a merger or acquisition transaction. StoneOne, Inc. filed a Registration Statement on Form 10SB with the SEC on June 17, 2002 on a voluntary basis to become a Reporting Company under the Securities and Exchange Act of 1934 (the "Exchange Act"). The Company engaged the legal firm, Harold P. Gewerter, Esq., Ltd. to develop this registration statement at a cost of $5,000 USD plus 30,000 shares of restricted common stock of StoneOne,




PAGE-65-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)


1    ORGANIZATION AND PRINCIPAL ACTIVITIES (cont'd)

    Inc. The Company has made a full payment on the cash component of the fee. StoneOne, Inc. has not issued any common stock to the legal firm. After issuance of these common stock to the legal firm, the Company's equity interest in StoneOne, Inc. will decrease from 100% to 99.52%. The Company's total investment in StonOne, Inc. was $8,550 USD as of September 30, 2002. StarLightOne, Inc. has not taken any action to become a Reporting Company under the Exchange Act. Othe Company's total investment in StarLightOne, Inc. was $1,382 USD as of September 30, 2002. StoneOne, Inc. and StarLightOne, Inc. have not commenced any negotiation for a merger or an acquisition.

    CEP (USA), Inc. was formed between the Company, as a 55.30% shareholder, and several individuals who collectively hold 44.70% of the equity in the CEP (USA), Inc.. The names of these individual shareholders and the percentage of equity held by each of them are: (a) Guang Xin Wu - 22.35%, (b) Karlson Po - 8.94%, (c) So Ha Tsang - 8.94%, and (d) Frank Sherman - 4.47%. Karlson Po, So Ha Tsang, and Frank Sherman are Mr. Wu's designees to become shareholders of CEP (USA), Inc. Mr. Wu is a major equity owner and the President of Foshan Hung Law Investment Planning Limited with which the
    Company has a Representative Office and Name-use Right Agreement. Mr. Po is the Company's employee and the nephew of King Kwok Yu, the Company's Director and President. Mr. Sherman is a major shareholder and the President of Yellowstone Incorporating Services, Inc. with which the Company has a Sub-contracting and Name-use Right Agreement. Mr. Sherman has been the Company's stockholder since May of 2002, and the Company's sub-contractor for a Korean project since July of 2002. Currently, King Kwok Yu and Guang Xin Wu are the Directors and Officers of the CEP (USA), Inc.

    The business objective of CEP (USA), Inc. is to develop a distributorship business on environmental protection products and processes. The Company has an understanding with Guang Xin Wu and his designees on the followings:

*    The Company would bear the cost of incorporating CEP (USA), Inc.
* The Company would assist CEP (USA), Inc. in its expenses to establish a shareholder base comprising of at least 50 shareholders;
* Guang Xin Wu would secure distributorship on environmental protection products and processes for CEP (USA) Inc. with his best effort at no compensation;
* Karlson Po and So Ha Tsang would perform bookkeeping and administrative function for CEP (USA), Inc. at no compensation;
* Frank Sherman would assist CEP (USA), Inc. to deal with matters in the US at no compensation;
* Outside financial resources should be secured as and when it is needed to support CEP (USA), Inc.'s operations; and
* CEP (USA), Inc. should seek for listing on either the Pink Sheets or the OTC Bulletin Board as and when it is qualified to do so.






PAGE-66-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)

1    ORGANIZATION AND PRINCIPAL ACTIVITIES (cont'd)

    The Company has appointed the legal firm, David Wagner & Associates, P.C., to give it legal advice on the distribution of its shareholding in CEP (USA), Inc. to its stockholders. The Company's total investment in CEP (USA), Inc. was $3,382 as of September 30, 2002. Guang Xin Wu has caused Fohan Hung Law Investment Planning Limited, to which he is the major equity owner and President, to grant to CEP (USA), Inc. distributorship on two environmental protection related products outside of China. Foshan Hung Law Investment Planning Limited secured these distributorship rights before CEP (USA), Inc. was formed. As of September 30, 2002, CEP
    (USA), Inc. had not commenced any business activities.

    As and when CEP (USA), Inc. has become a publicly traded company, the Company plans to obtain a consulting contract to help CEP (USA), Inc. fulfill its statutory reporting requirements.

     Westpark (Hong Kong) Limited was incorporate as the Company's vehicle to have transactions with WestPark Capital, Inc. of the United States. Westpark (Hong Kong) Limited will receive a finder's fee at pre-determined rates for the purposes of finding suitable company clients for both private and public funding, identifying and securing sources of institution, private equity and venture capital on behalf of WestPark Capital, Inc.

2    GOING CONCERN

    The financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company and its subsidiaries (the "Group") as a going concern. However, the Group is a development stage entity with limited operations. For the period from the Group's inception on March 14, 2001 to September 30, 2002, a total loss of US$78,300 had been incurred on revenues of US$44,129. To the extent that the Group is unable to generate sufficient revenues and cash flows to support its operations, it will have to seek additional working capital from private or public financing sources. There are no assurances that additional financing will be available, or if available, will be on terms acceptable to the Group. If adequate working capital is not available, the Group may not be able to continue its operations as a going concern The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (a)  Development Stage Company

         The Company has performed services for compensation since January of 2002 but the revenue earned to date is not considered as significant. As a result, The Company is considered a development stage company, as defined in the Statement of Financial Accounting Standards No.7

        (b)  Basis of consolidation

         The consolidated financial statements include the financial statements of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated on consolidation.

    (c)  Use of Estimates

         The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. An estimate was used in valuing the amount of shares to be issued in return for professional services rendered (note 9(c)). The directors estimate this approximates the cost an independent professional would charge for these services.




PAGE-67-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)



3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     (d)  Revenue Recognition

         The Company previously had an accounting policy to recognize project revenues when the projects are completed. This policy was adopted to apply the Completed Performance Method for service sales transactions. During the second quarter of 2002, the Company adopted a new accounting policy to recognize project revenues based on the Proportional Performance Method. This method applies to a service transaction involving a specific number of defined but not identical or similar acts, and the revenue recognized for each act is based on the following formula:

        Direct cost of individual act
          ------------------------------  x   Total revenues from Complete
          Total   estimated  direct           transaction
          costs of the transaction

         Please refer to note 8 for additional details on the above change in accounting policy.

         Revenue from granting name use rights is recognized when the right to receive payment is established.

     (e)  Deferred Project Costs

          The Company previously had an accounting policy to defer expenditures specifically identifiable to a project-in-progress until the completion of the project. This accounting policy was adopted in conjunction with the Completed Performance Method for project revenue recognition. Due to the adoption of the Proportional Performance Method for recognition of project revenue in the second quarter of 2002, the Company also changed its accounting policy on the expense recognition for project-in-progress. Under the Proportional Performance Method for recognition of project revenue, indirect costs relating to the project are required to be charged to expense as incurred, initial direct costs are required to be charged to expense at the time revenues are recognized, and direct costs are required to be recognized as expense as incurred. (note 8)

     (f)  Fair Value of Financial Instruments

         All financial instruments of the Company are carried at cost, which approximate their fair values.

     (g) Furniture, fixture, office equipment and computer software

         Furniture, fixture, equipment and computer software are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of these assets ranging from 24 months to 60 months.

     (h)  Deferred Offering Costs

         The Company defers costs associated with the raising of capital until such time as the offering is completed, at which time the costs are charged against the capital raised. Should the offering be terminated, the costs are charged to operations during the period when the offering is terminated.





PAGE-68-





       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)


3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

     (i)  Capital Leases

          Leases that transfer substantially all the rewards and risks of ownership of assets to the Group are accounted for as capital leases. Capital leases are capitalized at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to expense over the lease periods.

     (j)  Operating Leases

         Operating leases represent those leases under which substantially all risks and rewards of ownership of the of the leased assets remain with the lessors. Rental payment under operating leases are charged to expenses as incurred over the lease periods.

     (k)  Foreign Currency Adjustments

         The U.S. dollar is the "functional currency" of the Company's overseas subsidiaries. All foreign currency asset and liability amounts are remeasured into U.S. dollars at end of the period exchange rates, except for prepaid expenses and fixed assets, which are measured at historical rates. Foreign currency income and expenses are remeasured at average rates in effect during the period, except for expenses related to balance sheet amounts remeasured at historical rates. Exchange gains or losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in the consolidated statement of income in the period in which they occur as re-measurement gain or loss.

     (l)  Net Loss Per Share

         Basic net loss per share is computed in accordance with Statement of Financial Accounting Standards No.128 " Earnings Per Share" by dividing net loss by the weighted average number of shares of common stock outstanding during the period.


4    FURNITURE, FIXTURE, OFFICE EQUIPMENT AND COMPUTER SOFTWARE

     Furniture, fixture, equipment and computer software consist of the following:

                                         September      December
                                          30, 2002      31, 2001
                                             $             $
      Furniture and fixtures               2,103          ---
      Office equipment                     3,626          765
      Computer software                    1,257          ---
                                           6,986
      Less:   accumulated  depreciation     (863)         (32)
      and amortization
      Furniture,   fixture,   equipment    6,123          733
      and computer software, net         ==========    =========





PAGE-69-





       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)


5    CAPITAL LEASES OBLIGATIONS

     A subsidiary of the Company leased a photocopy machine under agreement that are classified as capital lease. The cost of the machine under capital lease is include in the
     Consolidated Balance Sheets as Office Equipment and was $1,820 and $-0-, at September 30, 2002 and December 31, 2001,
     respectively. Accumulated amortization of the leased photocopy machine at September 30, 2002, and December 31, 2001, was $30 and US$-0-, respectively. Amortization of assets under capital leases is included in depreciation expense.

     The future minimum lease payments required under the capital and the present value of the net minimum lease payments are as follows:

                                       September      December
                                       30, 2002       31, 2001
                                      -----------    -----------
                                           $             $
      Payable:
      Within one year                     443           ---
      In the second year                  443           ---
      In the third year                   443           ---
      In the fourth year                  443           ---
      In the fifth year                   406           ---
      Total minimum lease payments       2,178          ---
      Less:    Amount    representing     (381)         ---
      interest
      Present  value of  net  minimum    1,797          ---
      lease
      Less:   Current   portion    of     (310)         ---
      capital lease obligations
      Capital  lease  obligations   -    1,487          ---
      long term portion
                                      ==========     =========



6    STOCKHOLDERS' EQUITY

     (a)  Preferred Stock

         The Company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.001 each, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

     (b)  Common Stock

         The Company is authorized to issue 20,000,000 shares of common stock with a par value of $0.001 each. The Company issued 5,052,632 shares on March 28, 2001 for a total cash consideration of $51,020 and for professional services valued by the Company's Board of Directors at $45,000, which was recorded as deferred offering costs under current assets (note 9(c)) as of December 31, 2001. In January, 2002, The Company completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. The Company sold 1,166,500 shares of common stock, par value, at a price of $0.10 per share for a gross proceed of $116,650 in cash. The cost of this offering of $59,720, which included the deferred offering cost of $45,000, was charged against additional paid-in capital.




PAGE-70-





       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)


7    OPERATING LEASES

    (a)  In   November  of  2001,  the  Company  entered  into  a   Sub-
         contracting and Name Use Right Agreement with Yellowstone Incorporating Services, Inc. ("YIS) which is a Nevada company providing new corporation formation and resident agency services. *YIS has to maintain offices at its own expenses for business purposes providing the Company a business presence in Las Vegas, Nevada; United States. YIS also has to provide the Company with mail sorting/forwarding, photocopying and facsimile transmitting services The Company has non-exclusive right to use the office space occupied by YIS. The total charge under this agreement is $17,400 for three years from November 12, 2001 to November 11, 2004. Full payment on the charges, including for the non-exclusive use of YIS's office space by the Company, had been made of which $6,572 included under long-term prepayments and $5,800 included under current prepayments ($10,811 and $5,800 as of September 30, 2002 and December 31, 2001, respectively).

    (b)  In   November   of   2001,   the   Company   entered   into   a
         Respresentative Office and Name-use Right Agreement with Foshan Hung Law Investment Planning Limited ("Foshan Hung Law"). Foshan Hung Law has to maintain offices at its own expenses for business purposes providing the Company a business presence in Foshan, Guangdong, China. Foshan Hung Law also has to provide the Company
         with   mail   sorting/forwarding,  photocopying  and  facsimile
         transmitting services The Company has non-exclusive right to use the office space occupied by Foshan Hung Law. This agreement will expire on November 30, 2002. Minimum future payments under this agreement in effect were $1,000 as of September 30, 2002 and $5,500 as of December 31, 2001.

    (c) On October 26, 2001, the Company entered into a Representative Office Agreement with Jupiter Capital Limited ("Jupiter Hong Kong"), which is beneficially owned by Mr. William Lam and Mrs. Lisa Lam. Under this agreement, Jupiter Hong Kong provides the Company with various kinds of office services in Hong Kong including but not limited to reception services, mail forwarding and use of office space at a monthly charge of $1,181 per month. Since November of 2001, the Company has been using about 80 square feet of office space on a continuous and exclusive basis and common space on a sharing basis as provided by Jupiter Capital Limited Company. On July 15, 2001, Jupiter Capital Limited served a one month notice to the Company to terminate the agreement with effect on August 15, 2002. On July 25, 2002, the Company entered into a Monthly Rental Agreement with Jupiter Capital Limited to rent 480 square feet of space for exclusive use and 2,552 square feet of space for common use at a monthly rental of US$3,369 (note 9(d)). This agreement became effective on August 16, 2002, and is terminable by serving a one month notice. (note 9(d)).

    (d) The total charge incurred by the Company for use of office space, both on a exclusive basis and non-exclusive basis, and for other office services in relation to the abovementioned agreements were:

                                                                 From
                               Three months    Nine months   inception
                             ended September      ended       (March 14,
                                   30,        September 30,    2001) to
                                                             September 30,
                               2002     2001   2002    2001     2002
                             --------  -----  ------  -----  --------
                                $        $      $       $        $
         Charges              9,765      ---  22,748    ---    26,399
         referred to         ========  =====  ======  =====   =======
         above












PAGE-71-





       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)


8 CHANGE IN PROJECT REVENUE RECOGNITION METHOD AND PROJECT EXPENSE RECOGNITION METHOD

     During  the  second  quarter of 2002, the Company  decided  to change the method of recognizing project revenue from the Completed Performance Method to the Proportional Performance Method. In connection with this change, the Company also changed the method of recognizing project expenses as required under the Completed Performance Method to the method of recognizing project expenses as required under the Proportional Performance Method. The changes were made to better reflect the effort of our management in the financial statements on a timely basis. The operating result for the first quarter of 2002 had been restated to reflect the newly adopted methods. The retroactive application of the new methods, however, did not result in any cumulative effect in the operating results because the Company did not carry out any project management activities, which generated revenues during the period from March 14, 2001 (date of Incorporation) to December 31, 2001. The effect of the changes on net loss for three months ended March 31, 2001 was zero ($0.00 per share) because the company had not commenced any project management activities; the effect of the changes on the three months ended June 30, 2002, the interim period in which the changes were made, was to decrease net loss by $14,324 ($0.00 per share); the effect of the changes on the six months ended June 30, 2002 was to decrease net loss by $16,116 ($0.00 per share). The pro forma amounts reflect the effect of retroactive application on project revenue and project expenses that would have been made in 2001 had the new methods been in effect.

     The effect of the changes on the first quarter of 2002 is as follows:

             Loss  before cumulative effect
             of   a  change  in  accounting     (10,938)
             principle

             Cumulative  effect  on   prior
             year (to December 31, 2001) of
             changing    to   a   different
             revenue   recognition   method
             ,and   a   different   expense        ---
             recognition method, on service
             sales transactions                -----------
              Loss from operations and net      (10,938)
                          loss                 ===========

             Amount per common share
             Loss  before cumulative effect
             of   a  change  in  accounting      (0.00)
             principle
             Cumulative  effect  on   prior
             year (to December 31, 2001) of
             changing    to   a   different
             revenue   recognition   method
             ,and   a   different   expense        ---
             recognition method, on service
             sales transactions                -----------

             Net loss per common share           (0.00)
             Weight   average   number   of     5,830,298
             common shares outstanding         ===========





PAGE-72-





       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)


8 CHANGE IN PROJECT REVENUE RECOGNITION METHOD AND PROJECT EXPENSE RECOGNITION METHOD (cont'd)

     The effect of the changes on the three months ended September 30, 2002, the first post change interim period after the changes were made, was to decrease net loss by $4,751 ($0.00 per share); the effect of the changes on the nine months ended September 30, 2002 was to decrease net loss by $20,866 ($0.00 per share).


9    RELATED PARTY TRANSACTIONS

     In  addition  to the related party transaction  regarding  CEP
     (USA), Inc. as disclosed in note 1, the Company also has the following related party transactions:

     (a) The Company's Board of Directors has adopted a policy to pay a referral fee to its stockholders, officers, directors, and employees in the event that the Company has successfully completed an assignment as either a Joint Project Manager or a Sole Project Manager as a result of receiving a referral from any of these parties The amount of referral fee payable to any of these parties is determined on a negotiated basis and is in line with that payable to independent consultants, which has a maximum of 15% on the Company's project management fee.

    (b) In September 2001, through Mr. William Lam, the Company secured an engagement as Joint Project Manager with
         Jupiter Capital Korea Limited to assist a Korean based client to seek for quotation on the OTC Bulletin Board in the United States (the "Korean Project"). The Company has commenced work on this engagement. Upon completion of this engagement, the Company will pay a referral fee to Mr. William Lam (note 10). In addition, we secured the right for a company owned by Mr. Lam to acquire 30,000 shares of restricted common stock of the company to be listed for the Korean Project. Mr. William Lam and his wife, Mrs. Lisa Lam, beneficially own 700,000 shares of the Company's common stock.

     (c) In connection with the Korean Project, the Company has engaged Qu Corp., which is a registered stockholder for 2,052,632 shares of the Company's common stock, to act as the Company's coordinator in the United States at a fee of $45,000, which is included as part of the deferred project costs under current assets. In May of 2002, the Company reached a decision to terminate the services of Qu Corp for the Korean Project because the Company wished to work with professional firms which could pay more attention to the progress of the project. Agreement was reached in the same month with Qu Corp that they should only be compensated at a cash payment of $10,000 USD for the work already completed which included formation of a new Nevada corporation and drafting of documents required under Rule 504 of Regulation D of the Securities Act of 1933. This payment was made in September of 2001 as a








PAGE-73-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)


9    RELATED PARTY TRANSACTIONS (cont'd)


         prepayment and was recognized as expense in the second quarter of 2002. In May of 2002, Qu Corp distributed the whole 2,052,632 shares to the following persons :-

                                                           As a
                      Name                 Number of      percent
                                           shares of      to total
                                         Yellowstone      Yellowstone
                                        common stock      common
                                                          stock as
                                                          of May
                                                          26, 2002
            ----------------------     ---------------  -----------------
             Brett Bleazard                   8,500        0.14%
             Nick Pelletiere                 18,000        0.29%
             Ron Davis                       27,500        0.44%
             Cheryl Curtis                  200,000        3.22%
             Tia   Owen  (President
             and  sole owner of  Qu         317,632        5.11%
             Corp)
             Dana Anderson                  160,000        2.57%
             Eileen Anderson                105,000        1.69%
             Nicole Anderson                 25,000        0.40%
             Eric Anderson                   25,000        0.40%
             Kyle Anderson                   25,000        0.40%
             Destiny Anderson                25,000        0.40%
             Ballycastle                     75,000        1.21%
             Enterprises
             Redmoor Holdings, Ltd.          75,000        1.21%
             Coalition    Partners,          50,000        0.80%
             Inc.
             Omawag, Inc.                    40,000        0.64%
             Steel On Target, Inc.           40,000        0.64%
             Delos  Capital Growth,         100,000        1.61%
             LLC
             William R. Cook                100,000        1.61%
             Ray Nance                      257,500        4.14%
             Frank Sherman                  121,000        1.95%
             Gary Tovar                      10,000        0.16%
             Jeff Bradley                   247,500        3.98%
                                     --------------      -----------
                     Total                2,052,632        33.01%
                                           ========       =======

         Mr. Frank Sherman, who received 121,000 shares of the Company's common stock from the above distribution, is the President of Yellowstone Incorporating Services, Inc. which serves as our representative office in Las Vegas, Nevada (note 7(a)). Mr. Sherman also holds 4.47% of the equity in one of the Company's subsidiary, CEP (USA), Inc. (note 1).

    (d) On October 26, 2001, the Company entered into a Representative Office Agreement with Jupiter Capital Limited ("Jupiter Hong Kong"), which is beneficially owned by Mr. William Lam and Mrs. Lisa Lam. Under this agreement, Jupiter Hong Kong provides the Company with various kinds of office services in Hong Kong including but not limited to reception services, mail forwarding and use of office space upon request at a monthly charge of $1,181 per month. Since November of 2001, the Company has been using about 80 square feet of office space on a continuous and exclusive basis and common space on a sharing basis as provided by Jupiter Capital Limited. On July 15, 2001, Jupiter Capital Limited served a one month notice to the Company to terminate the Representative Office Agreement with effect on August 15, 2002 because it is relocating its office. On July 25, 2002, the Company entered




PAGE-74-




       YELLOWSTONE CORPORATE SERVICES, INC. AND SUBSIDIARIES
                   (A DEVELOPMENT STAGE COMPANY)
  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (Amounts expressed in United States dollars)


9    RELATED PARTY TRANSACTIONS (cont'd)

         into a Monthly Rental Agreement with Jupiter Capital Limited to rent 480 square feet of space for exclusive use and 2,552 square feet of space for common use at a monthly rental of US$3,369. (note 7(c)).

    (e) Details of amount due to a stockholder of the Company were as follows:

                                        September     December
                                         30, 2002    31, 2001

                                            $         $

         Mr. King Kwok Yu                  ---        3,217


         The amount due as of December 31, 2001 arose from payments made by Mr. Yu on behalf of the Company during the normal course of business This balance was unsecured, non-interest bearing and was settled in cash during the second quarter of 2002.

     (f) In February of 2002, the Company reached agreement with Supply Chain Services, Inc. ("SCS") to buy 618,497 shares of its common stock for a total cash consideration of $5,000 USD, after SCS has registered these shares for distribution to the Company's stockholders under the Securities Act of 1933. The Company further agreed to introduce a Market Maker to SCS to sponsor it to apply for quotation of its common stock on the OTC Bulletin Board after the registration of the 618,497 shares of its common stock becomes effective. During February of 2002, the Company made a non-refundable deposit to SCS which will be applied towards the Company's purchase of SCS's common stock, and SCS engaged the legal firm, Harold P. Gewerter, Esq., Ltd., to develop documents for registration of the shares the Company agreed to purchase. SCS is a Reporting Company under the Securities and Exchange Act of 1934, but its common stock is not publicly traded. The major business of SCS is to provide supply chain management services to US companies buying merchandizes from Asia. SCS was introduced to the Company by King Kwok Yu, its Director and President. Mr. Yu was a Director of SCS from May of 1999 to September of 2000, and the Treasurer, Controller and Secretary of SCS from May of 1999 to January of 2002. Mr. Yu holds 2,000,000 shares out of SCS's total issued and outstanding common stock of 35,533,333 shares. As of September 30, 2002, the documents to register the SCS common stock the Company agreed to purchase was still under reviewed by the Securities and Exchange Commission. . The Company will not receive any fees from SCS for this transaction since it is not providing any consulting services to SCS.

10   COMMITMENTS

    The  Company  is committed to pay a referral fee of  $4,500  to
    Mr.   William   Lam  if  the  Korean  Project  is  successfully
    completed (note 9(b)).










PAGE-75-




Part III

Item 1.  Index to Exhibits


Exhibi Name and/or Identification of Exhibit t
Number

  3    Articles of Incorporation & By-Laws
         a.  Articles of Incorporation of the Company filed March
           13, 2001*
         b.  By-Laws of the Company adopted March 28, 2001*

  10   Material Contracts
         a. Contract for Services amongst Wink Co. Ltd., Yellowstone Corporate Services, Inc. and Jupiter Capital Korea Co. Ltd. entered into in September 2001
         b.    Cooperation Agreement between Yellowstone
            Corporate Services, Inc. and Jupiter Capital Korea Co. Ltd. entered into in September 2001 with regard to Wink Co. Ltd.
         c. Letter of Consent from Yellowstone Corporate Services, Inc. and Jupiter Capital Korea Co. Ltd. to Wink Co. Ltd. dated February 6, 2002 with regard to assignment of Contract for Services by Wink Co. Ltd. to Mr. Mean-Churl Lee
         d. Letter of Agreement from Yellowstone Corporate Services, Inc. and Jupiter Capital Korea Co. Ltd. to Mr. Mean-Churl Lee dated February 6, 2002 with regard to number of shares to be issued by the Listing Vehicle used for listing of Wink Co. Ltd.
         e. Contract for Services amongst Vega Infotek Co. Ltd., Yellowstone Corporate Services, Inc. and Jupiter Capital Korea Co. Ltd. dated June 14, 2002
         f.    Cooperation Agreement between Yellowstone
            Corporate Services, Inc. and Jupiter Capital Korea Co. Ltd. dated June 19, 2002 with regard to Vega Infotek Co. Ltd.
         g. Contract for Services amongst CEST Co., Ltd., Yellowstone Corporate Services, Inc. and Jupiter Capital Korea Co. Ltd. dated August 30, 2002
         h.    Cooperation Agreement between Yellowstone
            Corporate Services, Inc. and Jupiter Capital Korea Co. Ltd. dated August 30, 2002 with regard to CEST Co., Ltd.
         i. Letter of Agreement between Supply Chain Services, Inc. and Yellowstone Corporate Services, Inc. entered into in February 2002 with regards to the listing of Supply Chain Services, Inc. common stock
         j.    Letter of Agreement between Yellowstone (Hong
            Kong) Limited and Westpark Capital, Inc. dated March 21, 2002 with regard to referral fees for referring of business by Yellowstone (Hong Kong) Limited
         k.    Cooperation Agreement between Yellowstone (Hong
            Kong) Limited and Westpark Holdings, LLC dated March
            21, 2002
         l.    Cooperation Agreement between Yellowstone
            Corporate Services, Inc. and Shanghai Huayao
            Enterprise Trustee Co., Ltd. dated April 27, 2002 (Translated from original in Chinese)
         m. Sub-Contract and Name-use Right Agreement between Yellowstone Incorpoartion Services, Inc. and Yellowstone Corporate Services, Inc. dated November 12, 2001 with regards to representative office and name-use arrangements

  23   Consent of Experts and Counsel
         Consents of independent public accountants*

  *    Rendered as previously filed.




PAGE-76





                         SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

              YELLOWSTONE CORPORATE SERVICES, INC.
                          (Registrant)

By: /s/ King Kwok Yu
   -------------------
King Kwok Yu, President

In accordance with the requirements of the Securities Act of
1933,   this  Registration  Statement  was  signed  by   the
following persons in the capacities and on the dates stated:

     Signature               Title                  Date
 ------------------     ---------------          -----------

  /s/ King Kwok Yu    President & Director    December 19, 2002
  ----------------
    King Kwok Yu

/s/ Roy Kai Hon Chan    COO and Director      December 19, 2002
--------------------
  Roy Kai Hon Chan

   /s/ Ka Yiu Ip        CFO and Director      December 19, 2002
   -------------
     Ka Yiu Ip




















PAGE-77